Budget Statement And Summary

From the

Swedish Budget Bill

of 2000

The revised

Budget Statement

[Graphic]

PROP. 1999/2000:1

1   The revised Budget Statement

1.1          The first budget of the twenty-first century

This Budget Bill concludes the twentieth century’s economic policy in Sweden. During the past hundred years, our country has developed from a poor agricultural nation into a hi-tech welfare state. In Sweden’s twentieth-century history, development and equality have gone hand in hand and each has been a condition for the other.

This bill also marks the end of the economic crisis of the 1990s. Many individuals, households and enterprises have experienced difficulties during the crisis years that we have now left behind us. As a result of a vigorous economic policy for full employment, the Swedish people can for the first time in a decade determine the shape of the future themselves.

Sweden is leaving the nineteenth century in a position of economic strength. We can look forward to the twenty-first century with well-founded expectations and a feeling of growing confidence in the future.

***

Develop the good economy

Sweden’s economy is developing well.  Employment is rising and unemployment declining.  The challenge for economic policy is now to achieve full employment.  To do this, the economic upswing must be long-term and sustainable.  The key lies in maintaining the good economy and focusing on the potential of the future.  Sweden shall cross the threshold to the next century with a policy for development and equality based on the participation of all citizens.

This policy aims at:

•     pressing down unemployment and increasing employment. Security for children and the elderly shall be ensured by good quality health care, education and social services. In this way, social welfare can be reinforced and social justice increased in Sweden.

•     achieving full employment and increased welfare by sound, sustainable, economic growth. Open unemployment shall be halved to 4 percent by 2000, and 80 per cent of the population aged between 20 and 64 shall be in regular employment in 2004. These targets are ambitious but possible to achieve.

•      to ensure continued sound public finances and stable prices, a prerequisite for high, sustainable growth. Since 1994 therefore, the Government has worked with ambitious budget policy goals. All goals have been surpassed, in most cases by a broad margin. In this way, the basis prerequisites have been created for high, stable growth.

The economic policy strategy of the Government since 1994 has been successful.  Public finances have been consolidated. The budget policy goals are being upheld.  By keeping control of the development of expenditure, the good economic development can be made sustainable and cutbacks avoided in the next downturn.  Strong public finances are a prerequisite for stable social security systems and for all citizens to have a share of the core of welfare – health care, education and social services.

After the budget consolidation, policy can now be concentrated on the challenges of the future.

The widened gaps must be reduced, the changeover to an ecologically sustainable society accelerated, the supply of labour and educational opportunities increased. Segregation shall be reduced and integration increased in order for everyone’s skills to be made use of. At the same time, marginal effects must be reduced for the economy to perform better and competition in the product market must be intensified to press down prices to the benefit of consumers. The conditions for entrepreneurship are to be improved. The whole of Sweden is to be characterised by equality and development. Regional imbalance and segregation are to be counteracted.

To achieve all this, the successes of economic policy must be confirmed and sustained in the coming years. Better conditions shall be created to increase employment to allow everyone to participate in the development of the labour market. The risk that continued high demand will pass over into inflation shall be limited. Measures shall be taken for further improvements in efficiency in product, services, and financial markets as well as on the labour market.

Sweden on the right course

The clear, stringent budget consolidation that has been carried out has lifted Sweden out of the crisis. Sweden and the Swedish economy are developing well.

•     Unemployment is falling. Unemployment is estimated to fall to 5.4 per cent this year. The goal of reducing unemployment to 4 per cent in 2000 is within reach.

•      Employment is increasing. Compared with last year, 100,000 new jobs have been created. Most of these are in the private sector. The target of 80 per cent employment by 2004 is within reach.

•      Growth is good. It is expected to be at least 3 per cent both this year and next year.

•      Prices are stable. Inflationary expectations are low. Sweden has one of the lowest rates of inflation in Europe. Real wages are increasing.

•      The balance on current account is positive and increasing. Sweden’s large foreign debt is being reduced.

•      Public finances have been consolidated. This year the surplus in public finances is expected to be 1.7 per cent of GDP, i.e. the target of 0.5 per cent’s surplus in 1999 will be surpassed by a broad margin.

•      Public sector debt is being paid off at a fast rate. The net debt will be practically zero by 2002. Already in 2000, general government gross public debt will be less than 60 per cent of GDP.

New Initiatives For Growth And Social Justice

The Government is now proposing a number of measures to strengthen growth and social justice. This year’s Budget Bill contains a broad, sustainable investment in jobs by at the same time strengthening real purchasing power and the ability of people to live and to earn their livelihood by work and by developing Sweden’s good business sector climate. Sweden shall be constructed in an ecologically sustainable way.

•      As previously decided, child allowances are to be increased by SEK 100 on 1 January 2000 and 1 January 2001 respectively. There will be a corresponding increase in the supplement for large families.

•      Scope has been created for a phased introduction of a universal pre-school and a maximum charge in childcare from 2001.

•      Development assistance is to be increased. The new national accounts and the good growth entail an increase in both GDP and GNP. The Government now proposes that development assistance be increased by around SEK 1.3 billion in 2000. In this way, the goal of a development assistance frame of 0.72 per cent of GNP will be achieved. More over, over SEK 2 billion of saved funds may be used. Altogether, this means a considerable expansion of development assistance by around SEK 3 billion.

•      An amount totalling SEK 4 billion will be made available during 2000 and 2001 to those municipalities and county councils that have the greatest economic problems and which are most affected by regional imbalances.

•      An additional SEK 1 billion will be made available to health care and social services in 2001.

•      The SEK 200 paid in state income tax will be made available to municipalities and county councils in 2001 as well.

•      The Government intends later in a special bill to present proposals that entail that persons receiving assistance payments before 65 years of age will continue to receive these payments after attaining the age of 65. The intention is to be able to present the bill in autumn 2000 so that the change in the law can take effect from 1 January 2001. Before a bill can be presented, however, the proposal must be examined by a work group or committee. Negotiations must also take place and an agreement reached with the Swedish Association of Local Authorities. This may affect the time plan.

•      There has been a considerable increase in appropriations for land purchase, natural habitat protection, land remediation, and liming, as well as environmental research and environmental monitoring.

The good growth combined with the increased central government grants to municipalities and county councils will mean a strong increase in resources to health care, education and social services. In addition to the increased central government grants, the local government sector’s tax revenue will increase by around SEK 25 billion between 1999 and 2000.

The improved prospects for the Swedish economy also make possible tax reductions within the framework of the budget goals which increase growth and strengthen social justice. It is proposed that the tax proposals come into effect on 1 January 2000 and are to be regarded as a first step in a comprehensive tax reform.

•      Tax is reduced with a special focus on those with low and medium incomes. Scope has been created from 2001 for a phased introduction of a universal pre-school and a maximum childcare charge. This further reduces the marginal effects. In this way, the supply of labour can increase at the same time as wage earners will be compensated for a quarter of the effects of contributions paid by the individual.

•      The threshold for state income tax will be increased so that fewer wage earners will pay state tax. The goal is for the proportion of wage earners who pay state tax to again approach 15 per cent, which was the Riksdag’s aim in the 1990-91 tax reform.

•      The Government proposes that a further step be taken in a green tax swap by diesel tax, electricity tax and nuclear power tax being increased. The increased tax revenue is to be used for tax reduction in conjunction with individual development of skills in working life and for putting agriculture in the same tax position as industry with regard to energy taxation.

•      The opportunities for making allocations are increased inter alia by the period for allocations to accrual funds being increased from five to six years. Coupon tax for dividend on business-related shares to foreign owners is to be abolished from 1 January 2000. It is to be made possible for public limited companies to repurchase their own shares. Scope has been created to introduce a relaxation of taxation of foreign experts. A number of the so-called stop rules for close companies are to be abolished.

•      Property tax for rented accommodation is reduced to 1.2 per cent in 2000 to make possible lower rents. Moreover, the tax discount for the so-called crisis years is to be prolonged by an additional year.

•      The reinforced employment support for unemployed with long registration periods is to be expanded to include persons who have been registered unemployed or in labour market programme measures for at least two years.

These measures underline that the Budget Bill is a part of a long-term policy which, at one and the same time, aims at reinforcing justice and growth and contributing to equality, equality of opportunity and development.

Sweden is to be characterised by co-operation

The Government intends during this period of office to try to create the greatest possible support for a policy of full employment. The social partners have an important role in this context.

The Budget Bill is based on an agreement between the Social Democratic government, the Left Party and the Green Party, which support the guidelines for economic policy, budget policy, the expenditure ceiling, the supplementary budget for 1999, the appropriations for 2000 and the tax changes now proposed for 2000.

This co-operation extends to five areas - the economy, employment, social justice, equality of opportunity and the environment - and includes concrete proposals and measures for the future. This co-operation confirms that there is a political majority for an economic policy directed at full employment, a public budget surplus of 2 percent of GDP on average over the business cycle, and price stability.

The Government strives for a broad basis of support for a future tax reform.All Riksdag parties are taking part in discussions.  The main purpose is, on the basis of a just distribution, to create stable rules for growth and employment, an ecologically sound development and to guarantee welfare and its financing.

1.2          Economic development

The international economy is undergoing an upswing. With its economic foundations in order, Sweden can benefit to the full from the upswing. Sweden can thus cross the threshold into the next century with good growth, low inflation, reduced central government debt, increasing employment, falling unemployment, and an offensive environmental policy.

1.2.1       International economic development

After a period of weak growth, the prospects for a global recovery are favourable. The prospects for Swedish exports have thus improved markedly compared with the beginning of the year.

Growth in the EU is expected to increase in the next few years after the slackening off at the end of last year and at the beginning of 1999. Favourable prerequisites in the form of low interest rates and increasing confidence among both companies and households are expected to contribute to increased demand in the EU at the same time as exports increase. Unemployment in the EU is expected to decrease slightly in future. Average unemployment is expected to be 10.1 per cent in 1999.

The U.S. economy has continued to develop strongly, at the same time as inflation has been low. The successful monetary policy has played a key role in this favourable development. Due to increasing interest rates and increased savings, among other things, some weakening in activity is expected in future, however. Unemployment in the United States is expected to be 4.3 per cent in 1999.

There has been a slight improvement in the prospects for the Japanese economy recently. No sustainable recovery can yet be discerned, however. It is therefore expected that economic policy will continue to be directed at stimulating the economy. It is very important for the whole region that the reform of the Japanese economy continues. Unemployment in Japan is expected to increase to 4.9 per cent this year.

There are clear signs that a recovery is taking place in the Asian countries previously affected by crisis. After last year’s marked reduction in production, positive growth is expected this year for the region as a whole. To ensure a sustainable recovery, it is important, however, that reform work continues even when economic development is favourable. After having increased greatly in 1998, unemployment is expected to fall during the second half of 1999 and 2000 apace with economic activity increasing in the economies previously affected by crisis.

Despite political instability and a slow reform process, some stabilisation has taken place in the Russian economy. To achieve long-term sustainable economic growth, the reform process must continue, however, and measures be taken to deal with the problems in the Russian economy.

1.2.2       Swedish economic development

The Swedish economy has developed strongly during the first half of the year. Despite a weak economic activity in Sweden’s most important markets, exports have continued to rise at the same time as domestic demand has increased rapidly.

The increase in exports during the first half of the year can primarily be related to continued substantial export successes for telecommunications and pharmaceutical industries while the economic activity in other export industries has been weak. The international recovery that is anticipated during the autumn and next year, will however lead to a broad upswing within the whole export sector.

The economic situation of Swedish households has been improved in recent years. The focus of economic policy on consolidating public finances, thus making possible low interest rates and low inflation, has laid the basis for the good development and increased real wages. Rising employment also contributes to a favourable developments in households’ real disposable income.

After the low level of purchases of durable consumer goods by households in recent years,

there is a great need to replace worn out capital goods. Taken as a whole, these circumstances will contribute to a strong increase in consumption in the next few years.

Table 1.1 Demand and output 1999-2000

	SEK bn
		Percentage changes,volume
	1998	1999	2000

Household consumption expenditure	951	3.1	3.0

General government consumption expenditure	499	1.6	1.0

Central government	147	1.5	0.5

Local government	352	1.7	1.3

Gross fixed capital formation	296	6.4	5.6

Business sector, excluding housing	227	6.9	5.2

Housing	24	14.8	14.3

Authorities	44	–0.8	2.4

Stockbuilding	17	–0.4	0.1

Exports	816	5.0	6.7

Imports	705	3.2	7.1

GDP	1873	3.6	3.0

Sources: Statistics Sweden and Ministry of Finance

The total investment activity is expected to increase greatly both this year and next year. Housing construction especially is expected to increase sharply in the years ahead. A high resource utilisation in the business sector entails a continued large need to expand capacity. Increases in investments are expected, however, to slacken off somewhat as capacity is increased.

Table 1.2  Selected statistics 1999-2000

Per cent

	1999	2000

CPI, annual average	0.3	1.2

Hourly wage costs	3.4	3.2

Open unemployment(1)	5.4	4.5

Labour market programmes(1)	3.3	3.5

Employment	2.7	1.6

Real disposable income(2)	4.2	2.6

Household net savings ratio, level(2)	4.4	3.9

Current account balance(3)	1.4	1.7

German 10-year government bond yield(4)	4.4	4.9

Swedish 10-year government bond yield(4)	4.9	5.4

TCW-index(4)	125	122

(1) Per cent of labour force, annual average

(2) New definition of saving, new calculations. According to the new national accounts changes in pension founds reserve are now included in the new definition of saving. Hence the level of the net savings ratio has increased by 2.9 percentage points in 1998

(3) Per cent of GDP

(4) Annual average

Sources: Statistics Sweden, the National Labour Market Board, Riksbank and Ministry of Finance.

Altogether, GDP is expected to grow by 3.6 per cent this year and by 3 per cent next year. The increase in production this year will be very good especially within the services sector. Next year growth is expected to be export-led to a greater extent as the international business cycle strengthens. It is expected that the construction sector will continue to expand strongly throughout the period, although from a low level. The favourable development in the labour market will lead to a great improvement in the local government sector’s finances. Health care, education and social services will be given priority.

1.2.3       Employment and unemployment

The long-term goal for economic policy is full employment. The Government and the Riksdag have set two goals on the road to full employment.

•     Open unemployment is to be halved to 4 per cent during 2000.

•      Regular employment as a proportion of the population aged between 20 and 64 in regular employment shall increase from around 74 per cent in 1997 to 80 per cent in 2004. In this way, the need of social security payments will decrease.

During the past year, employment has increased greatly. During the first half of this year, the number of employed has increased by over 100,000 compared with the corresponding period last year. Since spring 1997, open unemployment has fallen by around 3 percentage points. The greatest increase in employment has taken place in the private services sector but the number of employment opportunities in the local government sector has also increased greatly due to increased resources.

Growth has been employment-intensive during the first six months this year, Viewed in a historical perspective, the growth in productivity for the economy as a whole will thereby be low during 1999. Next year, productivity growth is expected to increase again when industry is responsible for a larger part of the increase in production.

Altogether, it is expected that employment will increase by 4.3 per cent between 1998 and 2000, corresponding to increase by around 170,000 persons. The level of employment will accordingly be considerably higher than the assessment made in the Spring Fiscal Policy Bill. The regular employment ratio for persons aged between 20 and 64 is expected to be around 77 per cent in 2000, compared with 75.6 per cent which was forecast in the Spring Fiscal Policy Bill.

It is expected that the proportion of employed will increase by around 3 percentage points between 1997 and 2000. In order to achieve the employment goal set by the Government, a further increase in the proportion of employed by 3 percentage points is required during the period 2001-2004. For this to be possible, the rate of wage increases must continue to be low at the same time as economic policy must be focused on increasing the supply of labour and strengthening the work and skills principle.

Progress on the labour market becomes even more tangible if it is taken into consideration that more people are actively looking for employment. Thus, the supply of labour has also increased in conjunction with the rise in employment. Altogether, the increase in employment and the supply of labour have led to open unemployment as an annual average falling from 6.5 per cent in 1998 to 4.5 per cent in 2000.

The improved cyclical situation has had positive effects in most parts of Sweden and for most groups in the labour market.  Unemployment has fallen throughout the country and the downturn in unemployment has been greatest in Stockholm, Southern Sweden, Western Sweden and Central Norrland. The regional differences in levels of unemployment have persisted and unemployment is highest in Northern Central Sweden and Norrland.

Unemployment has fallen for almost all groups but is still at a high level for persons with a lower level of education. Unemployment for the highly educated has fallen to a relatively low level.

The target of 4 per cent’s open unemployment will be maintained. According to the present assessment, open unemployment at the end of 2000, will be just over 4 per cent. The goal is within reach.

The Government will monitor development carefully, and, if it proves necessary, will propose further measures in addition to those proposed in this Bill. Unemployment shall be repressed. Sweden shall return to full employment.

1.2.4       Estimates for 2001 and 2002

In addition to the forecast for 1999 and 2000, calculations are presented for the following two years. These calculations are not forecasts. The first and most thorough calculation is based on the Swedish economy developing in accordance with the long-term increase in production after it has recovered from the recession at the beginning of the 1990s.

It is assumed in the first calculation that growth in 2001 and 2002 will approach a normal long-term growth rate of around 2 per cent per year. This means that open unemployment will fall to 4.2 per cent as an annual average in 2001 and remain at the same level in 2002. The regular employment ratio for persons aged between 20 and 64, would be 77.3 per cent given these assumptions.

Table 1.3 Employment, unemployment and wage formation

	1993	1994	1995	1996	1997	1998	1999	2000

Number of employed(1)	3.964	3.927	3.986	3.963	3.922	3.979	4.085	4.151

Private sector(1)	2.630	2.633	2.697	2.698	2.695	2.735	2.813	2.864

Public sector(1)	1.328	1.290	1.287	1.263	1.223	1.240	1.268	1.282

Proportion of employed aged between 20 and 64(2)	75.9	74.2	74.8	74.6	73.9	74.6	76.2	77.1

Registered unemployment(3)	8.2	8.0	7.7	8.1	8.0	6.5	5.4	4.5

Labour market programmes(3)	4.3	5.3	4.4	4.5	4.3	3.9	3.3	3.5

Hourly wage cost(4)	2.9	2.4	3.3	6.0	4.5	3.8	3.4	3.2

Development of productivity in business sector(5)		3.9	2.6	1.5	2.9	1.0	0.7	1.9

(1) Thousands of persons.

(2) Those in regular employment as a percentage of the population aged between  20 and 64

(3) As a percentage of the labour force.

(4) Annual percentage change

(5) Calculated from the expenditure approach.

Sources: Statistics Sweden, National Labour Market Board and Ministry of Finance

During the 1990s the Swedish economy has undergone great changes. There is therefore considerable uncertainty about the extent to which there will be unused resources in the economy after 2000. Two additional alternative calculations are therefore presented where the labour market performs well and where production and employment can grow more quickly at the same time as wages and prices develop in a sustainable way.

Table 1.4 Three calculations for GDP in the next few years

	1999	2000	2001	2002
Calculation 1	3.6	3.0	2.2	2.0
Calculation 2	3.6	3.0	2.5	2.5
Calculation 3	3.6	3.0	2.8	2.8

Source: Ministry of Finance

In the second calculation, GDP increases by 2.5 per cent per year, which would mean a fall in open unemployment to 3.8 per cent as an annual average in 2002 and a rise in the employment ratio for persons aged between 20 and 64 to 78 per cent.

In the third calculation, GDP increases by 2.8 per cent per year which results in a open unemployment of 3.5 per cent in 2002 and an employment ratio of 78.5 per cent in 2002.

With a long-term policy for growth and social justice focused on an increased supply of labour and a well-functioning wage formation, the two latter forecasts are attainable.

1.3          Economic policy

The fundamental assumption for economic policy is that sound public finances and stable prices are the foundation for a high, sustainable growth and employment.  This approach has characterised economic policy since 1994. The result of the policy carried out for both growth and employment has been good.

1.3.1       Sound public finances

With a floating exchange rate and an inflation target, the foremost purpose of fiscal policy is to create good conditions for growth and employment by securing a surplus in public finances on average over the business cycle and keeping expenditure under control. This creates the conditions for low interest rates which in turn leads to high investment, good growth, increased employment and increased opportunities for a good distribution policy.

Since 1994, the Government has controlled fiscal policy with detailed budget policy goals extending over a number of years. Budget policy is governed by two overall goals. Public finance shall show a surplus of an average of 2 per cent of GDP over a business cycle and expenditure shall not exceed the set expenditure ceiling.

On the basis of these overall goals, detailed budget goals extending over a number of years have been established. The result has been good. They have been achieved in every year by a broad margin, This has contributed to keeping down central government debt, interest rates and thus interest expenditure, which in turn has made possible increased resources for priority areas such as health care, education and social services.

Surplus in public finances

The long-term budget goal is a surplus of 2 per cent of GDP over a business cycle. Detailed targets are then set for each year on the basis of this goal.

Table 1.5 Public finances

Per cent of GDP

	1993	1994	1995	1996	1997	1998	1999	2000
Expenditure ratio	70.1	67.6	64.6	62.7	60.9	58.4	57.5	56.2
Income ratio	58.3	56.6	56.7	59.2	59.1	60.7	59.2	58.3
Tax ratio(1)	48.5	47.5	48.2	51.1	51.8	53.9	53.0	52.3
Financial balance	-11.8	-11	-7.9	-3.6	-1.8	2.3	1.7	2.1
Surplus target					-3.0	0.0	0.5	2.0
Net debt	10.7	21.2	22.8	19.5	18.3	15.4	12.2	5.7
Consolidated gross debt	73.7	76.5	75.4	74.4	73.6	71.7	66.1	58.8

(1) Including taxes to EU

Sources: Statistics Sweden and Ministry of Finance

In the 1997 Spring Fiscal Policy Bill, it was established that the goal for 1999 was to be a surplus of 0.5 per cent of GDP, for 2000 1.5 per cent of GDP and for 2001 2 per cent of GDP. The goals apply for the growth estimated in the 1997 Spring Fiscal Policy Bill. If growth deviates considerably from this for cyclical reasons, the equivalent deviation is to be tolerated.

According to present forecasts for 1999 and 2000, it is estimated that the total growth will be slightly higher than forecast in 1997. The Government makes the assessment that this is not a significant deviation. In the 1999 Spring Fiscal Policy Bill, it was estimated that aggregate growth would be slightly lower than forecast in 1997. The Government made the assessment on that occasion as well that this was not an important deviation.

Table 1.6 GDP growth

Per cent

	1997	1998	1999	2000	Total
Budget Bill 00	1.8	2.6	3.6	3.0	11.5
Spring Fiscal Policy Bill 97	2.3	2.5	2.8	2.7	10.7
Difference	-0.5	0.1	0.8	0.3	0.8

Sources: Statistics Sweden and Ministry of Finance

Public finances are estimated in 1999 to show a surplus of 1.7 per cent of GDP, i.e. well above the goal of 0.5 per cent. A year ago, the Government proposed that the goal for 2000 should be increased to 2 per cent of GDP, which was later adopted by the Riksdag. This increase in the level of ambition is upheld. As growth is expected to be good both in 1999 and 2000, the Government makes the assessment that this is a well-balanced fiscal policy.

The goal of 2 per cent surplus in 2000 in combination with there being scope for a continued increase in use of resources means that there is scope for reducing taxes with a focus particularly on those on low and medium incomes and on entrepreneurship.

Government debt is falling at a fast rate. The general government gross public debt, i.e. the so-called Maastricht debt will be under 60 per cent of GDP in 2000. Net debt will have been practically removed by 2002.

The surplus targets for 2001 and 2002 are upheld at 2 per cent of GDP. If growth should be considerably stronger or weaker for cyclical reasons, the corresponding deviation should be tolerated.

Table 1.7 Expenditure and tax changes now proposed, net

	2000	2001	2002
EXPENDITURE INCREASE
Presidency of the EU, etc.	190	190	0
Kosovo	400
Assistance payment		150	200
Big city initiative, education	45
General education	10
Regional policy initiatives	306
Liming, National Chemicals Inspectorate	23
Small-scale electricity production	250
Game damage and key natural habitats	27
Business sector development, Baltic sea	-50	50
Vehicle tax, local govt comp.	100	100	100
Health care		1000
Special initiatives, municipalities and county councils	0	700
Others	-370	-130	-130
Total expenditure	931	2.060	170

REVENUE REDUCTIONS
Households	12.040	15.800	15.800
Businesses, etc.	2.780	4.150	1.800
Energy	-1.350	-1.150	-1.150
Skills development	1.350	1.150	1.150
SEK 200 to local government		1.270
Pension Agreement	650	700	700
Property taxes	0	600	600
Reinforced Employment Support	90	150	150
Other	-10	-10	-20
Total revenue reductions	15.550	22.660	19.030
TOTAL	16.481	24.720	19.200

Source: Ministry of Finance

With good economic growth, it is considered that there is some scope for continued reduction of taxes in coming years, especially for those on low and medium incomes and entrepreneurs. However, this scope is conditional on the social partners taking their responsibility. Wage formation that leads to an increase in inflationary pressure and a fall off in the increase in employment would make continued increases in expenditure and tax reductions impossible.  Sweden shall not end up again in a price and wage spiral. The results from the end of the 1980s and the beginning of the 1990s are a deterrent.

The expenditure ceilings

The development with strongly increasing budget deficits at the beginning of the 1990s, was made worse by poor budget discipline. In order not to get into the same situation again, the budget process was reformed in the mid-1990s. By a more stringent budget process, the Government and the Riksdag can now more clearly make political priorities as to how expenditure is to be used.

One of the most important features of the new budget process is that the Government in conjunction with the Spring Fiscal Policy Bill presents proposals for nominal expenditure ceilings for the next three years. Central government expenditure must then be kept under the expenditure ceilings. The expenditure ceiling for 1997 was met by a broad margin. The ceiling for 1998 was also met by a margin.

In the 1999 Spring Fiscal Policy Bill, the Government made the assessment that there was a risk that the expenditure ceiling for 1999 would be exceeded if no measures were taken. The Government therefore proposed certain savings.  Moreover, the Government decided on a so-called limit amount for certain appropriations. This means that expenditure may not exceed these amounts. In the assessment of the Government, these measures are sufficient to keep expenditure under the ceiling in 1999. The budgeting margin for 1999 is estimated at around SEK 1 billion.

The situation is also under strain in 2000. The Government is therefore preparing certain measures to restrict expenditure. According to the Government the expenditure ceiling will then be upheld.

After these measures, it is estimated that the budgeting margin for 2000 will amount to around SEK 1.5 billion. The budgeting margin for 2001 is around SEK 3.7 billion. The budgeting margin for 2002 is SEK 22.6 billion. If these margins prove to be insufficient, the Government intends to take further measures. The expenditure ceilings shall be upheld.

A review of the budget process has been initiated in the Riksdag as well as by the Government.  The Government’s starting point is that its principles on budget discipline and well-ordered public finances shall be maintained. The new budget process has improved the conditions for a responsible economic policy in a decisive way and thus strengthened the prerequisite for Swedish public expenditure being maintained at a reasonable level throughout an entire business cycle.

Diagram 1.1 The central government expenditure ceilings

Per cent of GDP

Footnot: In order to make possible a comparison over time, the expenditure ceiling for 1997-1999 has been adjusted for technical adjustments of the expenditure ceiling for 2000-2002

Source: Ministry of Finance

EU budget policy

Budget policy within EU is given continued high priority. A decision was made on a new long-term budget at the extra session of the European Council in Berlin in March 1999. The Government advocated a generally restrictive budget approach, a reduced net Swedish burden, adaptation of the budget to cope with EU enlargement and reform of agricultural policy.

The result was an annual budget frame for 2000-2006 of 92 billion euro on average. This represented a considerable reduction in relation to the Commission’s proposal. Financial scope to make possible accession of new members to the Union was created. The reform of agricultural policy was not as radical as Sweden would have liked but nevertheless was a step in the right direction.

It is of great importance for the Swedish people’s confidence in the EU that the contributions paid to the Union are used in the correct way. Therefore, initiatives are needed to counteract misuse of EU funds. The Fraud Delegation has since 1996 had the commission of co-ordinating the action against fraud, misuse and inefficient handling of EU funds in Sweden. Co-ordination has meant that fraud has been combated more effectively. This activity should be made permanent and transferred to the Economic Crime Bureau.

1.3.2       Stable prices

The overall duty for monetary policy is price stability. The Riksbank conducts monetary policy autonomously. The Riksbank has defined price stability so that the increase in the consumer price index shall be limited to 2 per cent with a tolerance of one per cent in each direction. The Government supports the focus of monetary policy and gives its backing to the inflation target.

Stable prices are a basic prerequisite for a successful economic policy. High inflation worsens the conditions for sustainable high growth and thus also for a stable high employment. Moreover, a high and unpredictable inflation rate has negative distribution effects.

During the most recent decades, periods with excessive inflation and increased costs has been followed by downturns in growth and budget deficits, with subsequent cuts in social welfare. This must not happen again.

However, a number of reasons indicate that the risks for a repetition are limited compared with previous decades. A number of structural reforms have been undertaken during the past years to reduce inflationary tendencies in the Swedish economy.

•	Public finances have been consolidated. The budget goals and expenditure ceiling contribute to the credibility of economic policy being high.
•	The credibility achieved for the price stability policy and the Riksbank’s autonomous standing entail continued low inflation expectations.
•	Voluntary agreements on parts of the labour market mean improved conditions for continued low pay increases, while employment is increasing. However, there is still a need for further reforms.
•

Increased competitive pressure restricts the possibilities for price increases. More stringent competition legislation and deregulation, for instance, of the electricity and telephone markets and in the transport sector have contributed to reducing inflationary tendencies in the economy.  Work on improving competition on other markets as well is in process.

•	International competition has increased, inter alia by EU membership. Sweden is moreover working actively to remove the remaining obstacles to free mobility in the single market.
•

Sweden is in the forefront in Europe with regard to use of Internet, almost every other Swede has access to Internet at home today. Increased electronic trade also restricts the possibilities for price increases on the local markets.

In order to ensure that good growth and high demand can continue for a long time without leading to overheating on the labour market and a subsequent increase in unemployment, further supply side reforms are required in the labour market, however. Among these may be mentioned wage formation, the application of unemployment insurance, and the scope and direction of labour market policy.  Competition on the product markets must be further increased.

Inflation is at present exceptionally low. This year, CPI is expected to increase by 0.3 per cent, a fall by a tenth of a percentage point compared with last year. The price increases that can be noted are largely administrative price increases and slightly higher oil prices. Despite good economic growth, no tendency to increased inflationary pressure can be discerned.

The Interest rate

Low inflation and the consolidated public finances have enabled the Riksbank to lower its instrumental rate, the so-called repo rate, to less than 3 per cent.  This is the lowest instrumental rate in Sweden since the modern credit market began to take shape during the 1980s.

Since the turn of the year, the international interest rate level has risen relatively sharply. The background is, inter alia, continued strong American growth and improved prospects for the European and Asian economies. In the United States, the 10-year bond yield has risen by around 1.3 percentage points.

Swedish interest rates are at low levels in a historical perspective despite the international interest rate increase. Sweden has been very greatly affected in earlier periods with international uncertainty and large changes in interest rates. Since the Spring Fiscal Policy Bill, the interest rate difference to Germany has risen by only around a couple of tenths of percentage points despite turbulence on the financial markets. The consolidation of public finances and the focus of monetary policy on price stability are the most important explanations for Sweden having regained stability even in an internationally turbulent environment.

The currency

The krona has strengthened considerably during the year. Compared with a competitively-weighted average of currencies, the krona has appreciated by over five per cent since the turn of the year. This reflects the strength of the Swedish economy but is also a sign of strong confidence in Swedish economic policy.

The stronger Swedish krona reduces an already moderate international inflationary pressure and reduces the risks for overheating within the export industry while import prices are held down.

On 1 January, EU’s single currency, the euro, was introduced. The introduction of the euro is a historical and important step in European integration. The monetary union affects Sweden economically and politically to a great extent. It is also important for Sweden that the project is a success.

Diagram 1.3 The euro exchange rate 1999

Source: Ministy of Finance

Sweden has decided not to take part in the monetary union from the start. Any decision on participation in the monetary union must have broad popular support. Sweden is holding the door open for later entry into the monetary union. A decision on Swedish participation in the monetary union shall be submitted to the Swedish people for consideration in an election or a referendum. It is important that a future position on participation in the monetary union is preceded by thorough debate and analysis. In order to increase knowledge and stimulate a broad debate on possible Swedish participation, a programme of information and popular education has been initiated.

The Government’s view is that it is not at present of immediate interests to take part in the European exchange rate co-operation ERM2. The experiences of the existing policy focused on price stability in combination with a variable exchange rate are good.

1.3.3       Wage formation

A continued improvement of wage formation is of crucial importance for the good development of employment to be sustained. During recent years, the nominal rate of wage increases has fallen considerably. At the same time, the average wage cost increases are still higher than in our most important competitor countries.

In order to meet the goals for unemployment and employment, a continued high demand for labour must be combined with moderate nominal wage increases. During the autumn, the Government will therefore present a bill with the aim of improving the prospects for wage formation functioning in a way that is compatible with a good increase in employment.

A more efficient labour market is important if the present positive development of the economy is to continue and lead to sustainable higher employment and reduced unemployment. An efficient matching between those looking for employment and vacancies contributes to employment increasing without inflationary bottlenecks arising.

During the 1970s and 1980s, the rate of nominal wage increases was considerably higher than today. However, the low inflation during the 1990s has meant that the increase in real wages during recent years has been considerably higher than during the 1970s and 1980s. Continued moderate wage increases in coming years as well are an important prerequisite for a continued strengthening of wage-earners’ purchasing power parallel with increasing employment and falling unemployment.

As the overall goal for economic policy is full employment, continued reductions in tax depend on wage formation functioning well. If wage increases are higher than the Swedish economy can cope with, tax reductions will lead to the economy overheating. This must be avoided.

The main responsibility for wage formation lies with the social partners. Agreements reached will have greater legitimacy if they are negotiated without government intervention. Moreover, the partners themselves are best suited to find efficient solutions to the problems discussed. This also applies to reforming wage formation. However, if the parties are unable to take the necessary responsibility, the final responsibility rests on the Riksdag and the Government.

Diagram 1.4 The rate of increase of nominal and real wages 1970-2000

Per cent

Sources: Statistics Sweden and the Ministry of Finance

The Riksdag and the Government have overall national responsibility which goes beyond the responsibility for wage formation borne by the social partners. A poorly functioning wage formation undermines welfare for all citizens, even for those whose interests are not primarily represented by the social partners on the labour market. The central government authorities should moreover contribute to creating good prerequisites for an active dialogue between different groups on the labour market with the end of avoiding a situation where a group benefits at the expense of others.

The Riksdag and the Government have moreover a special responsibility for counteracting wage differences due to gender. This is one of the most important issues in the Equal Opportunities Bill. The commissions and measures already decided upon in this field are now to be followed up and analysed by the Government. Moreover, the Government has held discussions during the spring with the social partners on the labour market with a view to accelerating the work carried out by the parties to counteract wage discrimination. The Government intends to take this issue up again during the autumn.

1.4          Growth and social justice

Growth and social justice are not in conflict with one another. On the contrary, growth and social justice go hand in hand. Stable, sustainable growth is based on participation, that all participate to the best of their ability. Social justice is about giving everyone the same opportunity to develop and earn their living and that welfare resources are distributed according to need.

1.4.1       A policy for full employment

The overall goal for economic policy is full employment. In order for this goal to be achieved, the labour market must work well. With public finances in surplus and stable prices, there is now a unique opportunity for sustainably pressing down unemployment to the levels that existed before the crisis of the 1990s. The key is a policy that mobilises Sweden’s resources and makes everyone participate in growth.

The good development entails a change in perspective in employment policy. Now it is a matter of giving priority to filling vacancies, training labour to counteract bottlenecks and increase the supply of skilled labour to prevent growth being slowed down due to lack of labour before the goal of full employment has been achieved. Now it is a matter of introducing tax reductions that favour entrepreneurship and thus growth.

European co-operation

The struggle against unemployment and for full employment will continue to be an important component of an active Swedish European policy. The political prerequisites for strengthened co-operation are good. The Government intends to strive for the guidelines for employment policy and its monitoring to be given the same importance as the corresponding instruments in the economic field and to make the employment pact agreed upon in Cologne in June a success. Employment policy is a central part of economic policy.

The new section on employment in the EC Treaty has meant that the position of employment has been reinforced in EU co-operation. The general guidelines for economic policy and the common employment guidelines are important instruments for co-ordination of economic policy in the EU. Strong European co-operation creates better prerequisites for concerted action, thereby supporting the national efforts for increased growth and employment.

The general guidelines indicate the importance of the Member States applying a coherent strategy to create good conditions for high growth and employment. This strategy is based on a sound macroeconomic policy, measures to improve the functioning of the labour market and economic reforms intended to increase efficiency in the goods, services and capital markets.

Like last year’s guidelines, the employment guidelines for 1999 are broken down in four main areas:

•	improving employability
•	developing the entrepreneurial spirit
•	encouraging the ability to adapt of employees and enterprises, and
•	reinforcing equality of opportunity.

Within each area, there are a number of guidelines that specify what Member States should do. In certain cases, there are concrete goals that the countries shall strive to fulfil. The recommendations have been reinforced with regard to the design of tax and benefit systems, access to lifelong learning, measures against discrimination of weak groups, removal of barriers to employment in the services sector, and measures to increase equality of opportunity.

Sweden’s employment policy is well in accord with the recommendations of the guidelines. The employability of the labour force must be promoted by active measures, with the emphasis on education and development of skills. Priority shall be given to such measures rather than passive cash support. The tax and benefit system is to be designed in such a way as to make work pay. Equality of opportunity issues are a self-evident part of the work of reform in labour market policy.

In most cases, Sweden complies with the goals and intentions expressed in the guidelines. In a number of cases, the Government’s ambition is more far-reaching than the guidelines, for instance with regard to counteracting long-term unemployment among young people.

The work principle

Today, far too many people are excluded from the social community, influence and feeling of being needed that work provides. This means that everyone’s experiences and skills are not being made use of.

The most important way to counteract the risk of people being excluded is measures that increase skills and employment. The classical Swedish work principle is thus increasingly becoming a work and skills principle. Everyone must be continually prepared to learn new things and retrain.

The proposals announced by the Government in the Spring Fiscal Policy Bill, which are now presented in detail, are aimed to a great extent at the long-term unemployed.

The reorientation of labour market policy to increase quality and reduce the risk for bottlenecks favours growth. The continued comprehensive investments in education and training and a reformed study grant system contributes to reducing social distortion of recruitment. The tax reduction on employment of long-term unemployed persons increases the ability of vulnerable groups to get a foothold in the labour market. In order to increase the proportion covered by this support, the Government now proposes that the support shall extend to all those who have been registered as unemployed or in labour market programme measures for at least two years. This is an expansion of the previous proposal that required at least three years. It is important that the employment offices in future give priority to the long-term unemployed and long-term registered. The labour market situation for immigrants is especially problematic and the employment ratio has fallen markedly since the beginning of the 1990s.

Efficient rehabilitation and intensified cooperation shall enable more of those off work for long periods due to illness to be able to return to work. The right to dormant disability pension shall make it possible for disability pensioners to test their possible work capacity.

The Government is moreover carrying out a long-term work to reduce the marginal effects and remove poverty traps. Work has a value of its own and confers self-esteem. The design of the systems should be improved so that education and work pay better. Compensation for contributions paid by the individual is an important part of this policy. To this end, economic space has been created for introducing a universal pre-school and a maximum pre-school charge in stages starting from 2001. The Government will also carry out a review of economic support to families.

The high marginal effects that exist in the combination of the tax and benefit systems are a great threat to integration and social justice. The marginal effects affect especially vulnerable groups in society. They mean that people cannot appreciably influence their financial situation by working more and increasing their incomes. Taking short-term work, going from unemployment to work, and going up from part-time to full-time sometimes does not pay at all.

The role of unemployment insurance as an adjustment insurance must be safeguarded in order to meet the increased demand for labour. Within the Government Offices, work is in process to clarify the requirements for adjustment at the same time as reinforcing the legal security of the unemployed

These proposals will be circulated for comment after which the Government intends to present proposals to the Riksdag.

The Government  takes a serious view of the alarming increase in expenditure in the health insurance scheme, both from a health perspective and from a labour market perspective with respect to access to labour power. If the present trend continues,  expenditure on health  insurance risks pushing aside other important government initiatives.

The skills principle

Knowledge and education are the key to high employment and growth which does not take place at the cost of increasing injustices and deeper gaps. Therefore continued offensive investments are required in knowledge. Knowledge is a key factor for growth, development and modernisation. Sweden is to be a leading knowledge nation.

The pre-school is the first step in life-long learning. This is one of the reasons why the Government is creating space in the budget for a phased introduction of a universal pre-school and maximum childcare charges from 2001.

The compulsory school and upper secondary school shall give all pupils a good basis for lifelong learning. The most important resource for school is well-educated teachers and school leaders, who can lead the pedagogical development. The Government continues to give priority to the work with quality and uniformly high standards in school. Increased resources will be made available to local government in the coming years to strengthen education and increase goal fulfilment. Moreover, good growth will mean local government tax revenue will grow sharply.

The special adult education initiative is now in its third year of operations since starting in autumn 1997. Today, over 200,000 are taking part in adult education at upper secondary school level. During the five-year period up to 2002, the special education initiative will have reached over 800,000 students, of which the majority are women. The Special Adult Education Initiative has given hundreds of thousands of people, mainly previously unemployed, the opportunity to increase their competence and improve their situation in the labour market.

Developments in the labour market and international competition requires that more have higher education. The expansion of higher education is continuing. Study support is being reformed starting in 2001.

The goal for research policy is that Sweden is to be a prominent research nation where research is of high quality and there is scope for both broad and specialised research, The resources for basic research are increased to contribute to the infrastructure of the knowledge-based society. The state guarantees free basic research with a long-term, untied financing.

Sweden also needs more trained researchers to meet the requirements of institutions of higher education and to meet the demand for trained researchers in the business sector and the public sector. A successive investment is therefore taking place in basic research and postgraduate education. The increases in appropriations in 2000 are to be primarily used for developing activity at the new universities.

The Government intends to take further steps in a green tax shift. By increasing diesel, electricity and nuclear power tax, a good environment can be favoured at the same time as funds are made available for the development of skills in working life. The whole of Sweden shall be educated.

Universal welfare for women and men

The goal of the universal welfare policy is social justice and equal conditions of life for women and men. Universal welfare narrows gaps and boundaries between different groups in society and acts as a cohesive force. Child allowance leads to many not being dependent on income-tested grants and thus ending up in a poverty trap. Compulsory insurance based on an income compensation principle guarantees security for the large majority of people.

Social insurance creates driving forces for work since it is employment that provides participation. The Swedish social insurance promotes a high participation in the labour force. Parental insurance has great positive effects for women’s ability to enter and remain in the labour market. The new pensions system is another good example of this. Sweden is one of the few countries that has reformed its pension system. The new system is of great importance for confidence in the Swedish economy.

The whole of Sweden is to grow

The high rate of transformation in the business sector and in the labour market makes new demands on policy in a number of areas. In order to be able to handle the consequences of the rapid structural changes in society, policy needs to be more long-term and better at making use of available resources. Policy also needs to be better at adapting to varying regional and social needs. The fall in population in a number of regions in recent years is a serious threat to a balanced regional development and the ability to achieve the regional policy goals. The Government has therefore appointed a parliamentary committee with the task of providing proposals for the future direction and design of future regional policy.

The Riksdag decided on a new regional business sector policy in spring 1998. The goal is to stimulate a sustainable economic growth on the basis of regional conditions which can contribute to more, expanding businesses and thus increase employment for both women and men. Regional growth agreements are the bearing instrument in the new industrial policy. The growth agreements entail a co-ordinated growth and employment policy with considerable regional and local influence. The first agreement period extends from 2000-2002.

All counties have produced draft regional growth agreements. Work on growth agreements has led to broad partnerships being established. There is considerable commitment from the business sector. The measures given priority extend over a large number of areas. Education and training, development of skills, and enterprise promotion dominate. A number of counties have made proposals aiming to improve coordination of initiatives between different areas of policy and to increase the commitment of central government agencies to the process.

The Government is now clarifying the prerequisites for all central government agencies and bodies in preparation for their negotiations with partnerships on implementation and financing of growth agreements. The budget bill includes proposals for labour market policy to be more growth oriented. It furthermore clarifies the link between certain national programmes, e.g. for development within the major city regions and the development of the business sector in the Baltic Sea region with the growth agreements. Regional policy and the new structural fund programmes are to be co-ordinated with the implementation of the growth agreements to produce a greater effect.

Sweden a leading IT nation

Sweden shall reinforce its position as one of the leading IT nations. In the Government’s vision of the digital Sweden, the new information technology is used by everyone. No one is excluded, neither the old, the unemployed, the disabled nor others.

Information technology increases people’s freedom to choose housing, work and studies. In this way, it counteracts existing regional imbalances. IT makes businesses more efficient and gives the business sector increased international impact. The development of IT also leads to new businesses being created and new employment opportunities being created.

The Government will take a number of measures to reinforce Sweden’s position as a world leading IT nation. Three areas are given priority; the regulatory framework, education and the infrastructure.

There must be clear rules of play and high security. Electronic trade shall be stimulated. Rules that prevent the development of a digital society shall be abolished.

In the digital society, knowledge is a strategic resource. Continued investment is therefore being made in education and training and the development of skills. Initiatives shall be taken both on a broad spectrum – e.g. education and businesses – and in leading-edge competence through higher education and research.

Sweden shall benefit from and further develop the successes we now have inter alia through Ericsson, Telia and the new expanding IT companies. The importance of information technology for Sweden’s competitiveness is shown among other ways by the great expansion of IT investments by businesses and expansion in the IT sector in the 1990s. It is particularly important for regional growth and the ability of small enterprises to develop and be competitive.

A high technical expansion and international competitiveness is a prerequisite for strong economic growth. A well-developed IT infrastructure is very important for Swedish companies to retain their advanced position both as an IT user and as producers of software, and, for instance, telecommunications products. The IT infrastructure is important for the whole development of the business sector. The Government intends continuously to take the initiative in the area and intends to submit an IT Bill in early 2000.

The Government considers that the state bears a responsibility for ensuring that the IT infrastructure is accessible by making possible investment in open cables, ensuring competition between different operators. This can take the form, for instance, of a national network between all municipalities in the country as a first step towards higher capacity in the network as a whole. This requires new investments in broad band IT infrastructure both under public and private control.

1.4.2       Sustainable growth

The product markets play a key role in a policy for sustainable growth. Well-functioning markets further improve the long-term prospects for growth.

Increased competition leads to rapid increase in productivity, high standard development and an internationally competitive business sector. This promotes high employment. Competition also benefits the consumers in the form of lower prices, better quality and a greater range of goods and services. Improved competition contributes to counteracting the tendencies to increased inflationary pressure that may arise when demand is high in the economy.

A number of structural reforms have been carried out in the 1990s that affect large parts of the Swedish economy:

•                  Competition legislation has been introduced that contains an explicit prohibition against co-operation between enterprises to restrict competition and abuse of a dominant position.

•                  An electricity market reform has been carried out. Production and sale of electricity has been transformed into competitive markets.

•                  Today, Sweden has one of Europe’s most deregulated telecommunications markets.  The actions of the National Post and Telecom Agency have led to reduced call charges for mobile telephony, which should further improve competition.

•                  Sweden Post’s sole right to the conveyance of mail has been abolished and a number of further reforms have been carried out to increase the accessibility of the postal infrastructure.

•                  Domestic flights, rail transport and long distance bus transport have been deregulated.

•                  A Public Procurement Act has been promulgated.

•                  The Commission for Competition on Equal Terms for the Private and Public Sector has been set up to improve competition between the private and public sectors.

•                  Within the EU, Sweden has among the lowest levels of state aid to enterprises.

The Government’s work to improve competition and efficiency on the goods, services, and financial markets will continue with undiminished effort.

•                  A number of industries are at present characterised by lack of competition.  The Government has instructed the Competition Authority to survey in detail, analyse and evaluate how competition has been developed on the Swedish market during the 1990s. The Government intends later to present concrete proposals in a special bill on how competition can increase at the same time as the position of the consumer is strengthened.

•                  The few remaining barriers for competition in the border zone between public and private activities are to be removed. The Agency for Administrative Development has been given the task of reviewing at the earliest opportunity how central government agencies operate in competitive markets.

•                  A well-functioning competition in the construction sector is very important to reduce the risk of increased inflationary pressure. This can moreover lead to a reduction in housing costs in the existing housing stock as well. The continued work of the Building Costs Committee shall be intensified and focused according to the supplementary instructions that the Government submitted to the delegation in May. Building costs shall be reduced and competition on the building and building materials market enhanced.

•                  Any barriers to a continued swift increase in housing construction in the expansive regions should be removed. On behalf of the Government, the county administrative boards in the growth regions together with the affected municipalities have surveyed and analysed planning and land availability and what can be done to cope with an increased housing construction.

•                  Sweden’s participation in the internal market gives consumers a wider range at lower prices. The Government is working to further strengthen consumer interests in trade policy, among other ways by increased import competition. An example of this is the issue of parallel import expanded.

•                  The Government has recently instructed Statistics Sweden to investigate the price difference between Swedish and foreign goods. This documentation will be an important basis for further efforts by the Government to reduce the level of prices in Sweden.

A prerequisite for the development of civil society is that the judicial system performs well. The legal system is in the middle of a period of reform work. The Government’s ambition is to drive forward the modernisation of the legal system, and introduce changes and efficiency improvements with undiminished vigour. The Government therefore intends in the Spring Fiscal Policy Bill in 2000 to submit proposals to the Riksdag on additional resource increments needed to fulfil the Government’s intentions with regard to the development of the judicial system.

The Swedish product markets are strongly dependent on conditions obtaining in the global market. In order to enhance the efficiency of the product and capital markets, increased cooperation must take place with the EU on continued reforms of these markets.

It is important that Europe’s customers enjoy the advantages of the single market in a clear way through lower prices, increased choice and better quality of products and services. The Swedish environmental and consumer interests shall be taken into consideration.

Sweden is very positive to EU co-operation on reforms of product and capital markets, the so-called Cardiff process. The aim is to improve the functioning of the single market. The EU Member States shall present annual reports of how more important domestic markets function, which reforms have been carried out, identify remaining deficiencies for efficient competition and finally present the continued reform work.

An important market for Sweden is the Baltic Sea region, which has good prospects to become a dynamic growth region and a market place even in a global perspective. The Oresund region is also part of the region, where the new road and rail link over Oresund, make possible further integration and economic activity over national borders. Due to its location in relation to continental Europe, the growth markets in the East and the rest of the Nordic area, the Oresund region should become very important for the development of the entire Baltic Sea area.

Sustainable Sweden

The Government’s overall goal for environmental policy is to be able to hand over to the next generation a society where the major environmental problems in Sweden have been solved. Sweden shall set an example in the transition to sustainable development.

The transition to an ecologically sustainable society creates a potential for employment. This must be made use of. Forward-looking requirements to protect nature and people’s health and to gradually make the use of resources more efficient creates a pressure for technical development and thus provides opportunities for new entrepreneurship. This contributes to the pressure for change that drives economic development forwards. In this way, additional resources can be made available for sustainable development.

Economic policy must therefore be combined with an efficient environmental policy based on stringent, clear legislation as well as economic means of control and other stimulants. The Government’s proposals in the field of taxation for a green tax swap are part of this strategy.

Work on making Sweden an example of ecological sustainability shall continue and be followed up annually by Government communications presented in conjunction with the budget bill. This year’s communication will be presented at the beginning of October. It will contain an account of the measures taken and an assessment of the effects they have had for the changeover work. The Government communications will also contain a summary of new measures that follow on from the proposals presented by the Government in bills presented during the year or in conjunction with other decisions.

The appropriations for environmental policy have increased. Local government is involved on a broad front, among other ways by the local investment programmes. The energy agreement means a large investment programme for the changeover of the energy sector. Further measures apply to research, the development of technology, and environmentally-adapted procurement, the promotion of export of Swedish environmental technology, etc. All sectors of society are affected and co-operation with the business sector in these issues must be intensified.

International co-operation within the EU inter alia is of key importance.  Work on protecting the environment, stimulating local initiatives and promoting the ecocycle concept is to continue. Measures for ecological sustainability shall stimulate technical development and new entrepreneurship and, accordingly, at the same time strengthen the economy and employment.

Over the past two years, the Government has made major investments in, among other things, nature conservation, environmental monitoring, land remediation and environmental research.

The Government proposes further measures to stimulate the changeover to a Sustainable Sweden:

•                  An additional SEK 20 million for liming operations.

•                  An additional SEK 20 million for natural habitat protection to attain a good balance between different state funded measures to preserve biological diversity in the forest.

•                  A further SEK 3 million for the National Chemicals Inspectorate.

•                  SEK 500 million for a six-year co-operation with Swedish car manufacturers for research and development of technology for the environmentally-friendly vehicles of the future.

•                  SEK 5 million for a special initiative to facilitate export of goods and services with a high environmental performance by Swedish businesses.

•                  A time-limited investment support for thermal solar heat is to be introduced provided that an agreement can be achieved between the state and the solar heating industry. Within the framework of the agreement, principles should be formulated for measures to reduce the costs of the technology.

Green key statistics

As one of the first countries in the world, the Government presented green key statistics in the Spring Fiscal Policy Bill. Green key statistics is one of the Government’s tools for monitoring the overall goal of environmental policy work of handing over a society to the next generation where the major environmental problems have been solved. The key statistics can be used as guidance for political decisions and as a basis for social debate in the same way as the selected economic statistics.

The development of key statistics is a process where the key statistics must be adapted according to the goals that they are intended to comply with, relevant environmental problems and the overall development of society. The Government will therefore continue work on the further development of the key statistics. The Government is also studying the possibilities for presenting forecasts for certain of the key statistics in future. The Government also intends to present green key statistics to the Riksdag regularly.

Economic development shall be ecologically sustainable. In some cases, there are good opportunities for achieving the environmental quality goals set without substantial costs or sacrifices. In other cases, it is considerably more difficult and involves large costs. The correlation between the environment and growth is not unambiguous. The Government considers it is important to investigate the nature of the relationship and has therefore appointed a special commission to review the relationship between growth and the environment and to investigate the need of measures for a more efficient use of natural resources with the aim of achieving sustainable development.

The use of energy in Sweden in the past 30 years shows that technical development makes possible a stable level of energy use at the same time as economic growth has taken place. This is shown in the diagram below.

Diagram 1.5 Total energy use and GDP 1970-1996

The use of energy is strongly related to a number of environmental problems, where the method of producing energy is very important. Continued improvement in the efficiency of use of energy is also necessary to combine positive economic development with reduced environmental problems. Increased use of energy and a changeover to environmentally friendly types of energy can be stimulated in a number of ways, among others by an increased use of economic means of control. The Government’s proposals in the Budget Bill on a green tax swap are part of this work.

The use of energy is one of the eleven green key statistics described in expenditure area 20 “General environmental care and conservation”, Further green key statistics are presented there that all describe a development in society within areas of great importance for the environment.

1.5          Fair taxes for health care, education and social services

The foremost purpose of taxes is to finance welfare, where, the level of tax burden ulitmately determines a country’s welfare ambitions. If citizens opt for a welfare society with good health care, education and social services for all, secure insurance against loss of income in the event of illness and unemployment, a good education for all, etc. then the necessary taxes must be collected to finance welfare.

1.5.1       Health care, education and social services

Since taking office in 1994, the Government has consistently given priority to health care, education and social services. Apace with the consolidation of public finances, increased resources have been made available to the local government sector. Moreover, the good growth means that the local government sector will receive a significant increase in tax revenue in the next few years.

This year the central government grant to municipalities and county councils is SEK 16 billion higher than in 1996. As previously notified, the Government intends to increase the central government grant next year by an additional SEK 4 billion. In addition, municipalities and county councils in accordance with previous decisions will receive SEK 1.3 billion in both 1999 and 2000 through the SEK 200 in state income tax paid by all wage earners being transferred to the local government sector. At the same time, this means that SEK 21.3 billion will be provided for health care, school and social services.

Table 1.8 Increased resources for health care, education and social services

Billion kronor

	1997	1998	1999	2000	2001		2002
1997 Spring Fiscal Policy Bill	4	8	8	8	8		8
1998 Budget Bill			4	8	8		8
1998 Spring Fiscal Policy Bill		4	4	4	4		4
1999 Budget Bill			1.3		2		2
1999 Spring Fiscal Policy Bill				1.3	2		3
2000 Budget Bill					3	(1)
Total	4	12	17.3	21.3	27	(2)	25	(2)
Tax revenue compared with 1996(3)	-1	5	13	38	54		57

(1)   1 health care billion + SEK 1.3 billion for the SEK 200 + SEK 0.7 billion for special initiatives

(2)   This amount includes some financing for the introduction of a maximum child care charge and universal pre-school.

(3)   Due to the tax reduction for contributions paid by individuals, both tax revenue and central government grant are changed This has not been taken into consideration in the table for a fair comparison. Tax funds paid, excluding state tax of SEK 200.

In 2001 the Government has announced that an additional SEK 4 billion will be made available to municipalities and county councils.

The Government is now proposing that an additional SEK 1 billion be made available to the health care and social services sector already in 2001. In addition, it is now proposed that the SEK 200 in state income tax paid by all wage earners be transferred to the local government sector in 2001 as well, which would mean SEK 1.3 billion. Moreover, it is proposed that an additional SEK 0.7 billion be made available for the appropriation for special initiatives in municipalities and county councils. Accordingly, health care, education and social services will receive a total of SEK 27 billion more in 2001 compared with 1996. This amount includes some financing for a phased introduction of universal pre-school and a maximum child care charge.

Health care, education and social services are given priority. Altogether, this provides good conditions for more jobs and increased quality for Swedish welfare.

Due to the defence agreement, it is assessed that a total of around SEK 8 billion can be released for initiatives in the health care and social services sector from 2002-2004. Of these resources, an initial SEK 1 billion will be paid out in 2002, SEK 3 billion in 2003 and SEK 4 billion in 2004.

Even if development in the local government sector is good, there is a group of municipalities and county counties that are falling behind. Many municipalities and county councils have economic problems due to outward migration, imbalance in age structure, continued high unemployment and low growth. These are external structural factors which it is largely not possible to affect but which are partially compensated for by the present equalisation system for municipalities and county councils. Special initiatives may be required for these municipalities and county councils.

The Government has therefore set up a delegation to prepare matters concerning support to certain municipalities and county councils for measures to enable them to achieve financial balance. A part of the increased resources for special initiatives have been used previously in certain municipalities and county councils. The Government is now proposing that resources for this purpose be increased by SEK 700 million in 2001. In 2000 and 2001, they will total approximately SEK 4 billion.

Many municipalities have financial problems despite having made their activity more efficient and have high taxes due to outward migration and large numbers of unlet apartments. A general increase in central government grant is, however, not always an effective way to support those municipalities and county councils with the greatest financial problems.

Central government can never take over the responsibility that rests on local government to ensure that the will of the citizens is carried out regarding local government taxes and services. Tax revenue makes up around two-thirds of total revenue, the rest consisting of municipal fees and central government grants.

Therefore, long-term increases in tax revenue that arise by growth and increased employment are more important for local government finances than increased central government grants. A good development of the Swedish economy means that local government revenue increases. An increased private employment contributes to a direct and strong reinforcement of the resources of municipalities and county councils. The good growth means that the tax revenue of municipalities and county councils is estimated to increase by around SEK 25 billion in 2000 and by a further SEK 16 billion in 2001.

By grants to health care, education and social services, large amounts are redistributed over lifetime and between groups. The distribution policy report in Annex 4 takes up the distributional effects of public consumption.

The results show that the resources distributed by public services contribute to a more even distribution. The resources are higher for persons with low economic standard than for the well-off. Women are favoured more than men in the public sector. Public services moreover redistribute income over life. A redistribution takes place from the well-off to the economically weak.

The differences in making use of childcare among different groups have decreased during the 1990s. Childcare is still used to a somewhat greater extent by well-educated parents. Nevertheless, childcare subsidies that are financed by taxes entail a redistribution from well-off parents to those with low income. Pre-school activity stimulates and develops children. It makes it easier for parents to combine children, work and study. It is a policy for children’s development, for work and equality of opportunity, for growth and justice that an increasing number of countries find of interest.

The present child care charges entail problems, however. Charges that vary according to income and care time reduce the ability of many parents to influence their finances. It is often pays poorly for unemployed parents to start work, to take short-term work or to go from part-time to full-time work. The Government has therefore created a space for a phased introduction of universal pre-school and a maximum childcare charge.

Knowledge and education are crucial in the new global economy for growth, employment and social justice. Education is the key to a long-term policy for justice and work. It is of great importance for the future wage, for development and the risk of unemployment. In order to correct the underlying reasons for an uneven distribution of income, a more even distribution of educational opportunities and knowledge is more effective than the subsequent redistribution of financial resources. An upper secondary school for all, more higher education places throughout the country, the special adult education initiative, and a reformed study grant system, contribute to giving everyone equal opportunities.

These analyses show that the major initiatives have led to the gap in the number of years of education being markedly reduced in recent years. Sweden has a more even distribution of knowledge than most other countries. Educational subsidies for compulsory school and upper secondary school are fairly distributed. They are equally great for parents with differing incomes and social backgrounds.

A major problem is that the uneven recruitment to higher education still remains. As a result, subsidies to higher education favour the children of parents with tertiary education and white-collar employees. This is partly compensated for by subsidies in labour market training and adult education favouring those with a lower level of education and lower income. Overall, however, children of person with less education receive somewhat lower educational subsidies than children of the well-educated.

Social justice can never be achieved if the old and sick have to stand back, if their conditions of life deteriorate, and if health care favours those with ample means. There are some disturbing signs. The great differences in mortality rates and poor health between different social groups are not being reduced. Research indicates that the well-educated and those with high incomes now make more use of health care than others, which is the case even when taking into account differences in health.

However, length of life is increasing and a number of indicators point to an improved public health. One of the fundamentals of life is the length of life, which is increasingly evenly distributed. Fewer people are dying prematurely. Subsidies for health care and care of the aged are considerably higher for those on low incomes than for the well-off. Moreover, there are indications that the need for public services is increasing due to the fact that the population of Sweden is growing older.

The Government gives priority to a broad, long-term policy for social justice. It aims both at an even distribution and improvements for the most vulnerable. It includes citizens’ basic conditions of life in a broad sense and an equalisation of economic resources. It gives considerable weight to a fair health care, education and social services of good quality.

1.5.2       Taxes for employment and social justice

The surpluses in public finances are the result of a responsible and purposeful policy to save the welfare state. All citizens have had to bear heavy burdens when tax has been raised and savings made to save welfare.

Concurrently with the positive development of public finances, space has been created to compensate a number of the measures in the consolidation that have also affected the most vulnerable groups. The levels of compensation in unemployment, parental and sick benefit have been raised to 80 per cent, pensions have been increased, special measures have been taken for the most poorly-off pensioners, child allowances have been increased and decisions have been made on further increases. Moreover, the special increased tax for those with higher incomes has been terminated in accordance with the Riksdag decision in autumn 1994. Adjustments have also been made in, for instance, property tax.

As a consequence of the budget consolidation, the threshold for state tax has not been adjusted upwards at the rate originally intended and contributions paid by the individual have been increased for all wage-earners. Now that space has been created, the Government is therefore giving priority to reducing tax in such a way that it compensates wage earners for the individual contributions that will continue to be charged as they are now part of the new old age pension system. Wage earners should receive a refund on tax increases which is what the individual contributions in fact have been. This measure reduces the marginal taxes for those on low and medium incomes and has moreover a positive distribution profile as individual contributions are a heavier burden for those on low incomes than others.

In order to further improve the distribution policy effects, the Government proposes to prolong the temporary tax reduction directed at those on low incomes in 2000. The intention is that this extension shall take place for the years thereafter. An alternative method for achieving a similar result can, however, be considered. The Government moreover proposes a reduction of property tax for 2000 for rented housing to 1.2 per cent.

The proposal for reduced taxes favours the local government sector by increasing growth and local government tax revenue. The Government’s proposal means that a quarter of individual contributions will not be deductible and at the same time compensated by a tax reduction. In this way, two effects will be achieved. A quarter of individual contributions will be neutralised for all those who pay at the same time as local government tax revenue increases. Central government grants for local government are being lowered to an equivalent extent. The result is neutral for local government.

Moreover, the proposal means increased support for the work-first line by promoting the supply of labour and participation in the labour market, which further increases employment and growth. When incomes increase, the tax revenue of municipalities and county councils also increase as a result.

In order to avoid a compensation for individual contributions meaning that more wage earners will pay state income tax, it is proposed at the same time that the band threshold for state income tax be increased. In the longer term, the band threshold should perhaps be increased so as to comply with the goal of 15 per cent of taxpayers paying state income tax.

During the spring, the Government has held discussions with the other Riksdag parties in order to investigate whether the conditions exist for a broad based future tax reform. The Government intends to continue the tax discussions in the autumn to strengthen justice and growth in Sweden within the framework of a continued responsible budget policy.

Green tax swap

The process of relating the tax system to the environment is continuing. The first steps in a green tax swap were taken in conjunction with the tax reform in 1990-1991. The Government is now proposing a further step in a green tax swap. It is proposed that diesel tax be increased from 1 January 2000 by 25 ore, electricity tax by 1 ore and nuclear power tax by 0.5 ore. This provides increased tax revenue to the order of SEK 1.7 billion.

These increased resources are used for two purposes. Partly for tax reduction in conjunction with individual increase in skills in working life, and partly to put agriculture on an equal footing with industry for tax purposes.

Sweden is then taking a further step towards structuring the changeover to an ecologically sustainable society.

The Government is proposing in a special bill a change in benefit taxation of environmental cars in order to facilitate the introduction of new fuels and new technology in cars. Furthermore, vehicle tax is being increased for buses and coaches, as previously announced in the transport policy bill. In this way, more neutral relations of competitions between different modes of transport are achieved.

Work is in process in the Government Offices aiming at an overall reform of energy taxation. This work has its starting point in the draft produced in the Tax Swap Committee’s report. The environmental control effects of energy taxation are an important aspect of work. Due to this work, energy taxation will be discussed in the ongoing tax discussions between the Government and the Riksdag parties.

Tax policy for entrepreneurship

A number of measures are proposed to stimulate entrepreneurship in Sweden. The possibilities for making provision to reserves are being increased by the ceiling for deduction for accrual reserve deposits being increased from 20 to 25 per cent of the income for limited companies and other legal entities. For sole traders and partners in partnerships, the ceiling is to be increased from 25 to 30 per cent. Moreover, the period of deposit is being extended from five to six years. Energy taxation for agriculture is being put on the same footing as other industry. It is proposed that the majority of the so-called stop rules for close companies be abolished.

The coupon tax for dividend on business-related shares for foreign owners is to be abolished from 1 January 2000 so as not to put foreign investors in Sweden at a disadvantage compared to investment in other countries. The Government also intends to propose a relief in taxation of foreign experts. During the autumn, the Government will propose that the penalty fee for payment of customs be reduced. The rules for taxation of close companies, the so-called 3:12 rules, will be reviewed.

Sweden actively supports the efforts to combat harmful tax competition, i.e. to counteract that countries offer special tax benefits to attract businesses from other countries alongside the ordinary tax system. Within the EU, Sweden has contributed to so-called code of conduct has been adopted for corporate taxation. Furthermore, at Swedish initiative, an operational co-operation has been established in the tax area between the Baltic countries and Norway. The intention is to try to improve tax control in the region by co-ordination.

1.6          Distribution effects

Sweden has a more even distribution of income than almost all other countries. Children in Sweden have a better relative standard than in most other countries. The proportion of households with a weak economy is relatively low. The older have a comparatively good economic standard.

However, during the 1990s, income gaps have continued to increase. The financially well-off have received a greater share of disposable income. More have low income and need social security grants.

Similar tendencies exist in many other countries, for instance in Norway and Finland. Globalisation, technical changes, and increased competition create new distribution problems. Those with higher education have work and increasingly high wages. Persons with shorter education and lack of occupational experience risk needing social welfare payments in the long term.

The increased spread in market incomes has to date largely been compensated for by the social system and equalisation via the tax system. The Government’s proposal on reduced taxes for those on low and medium incomes shall be seen in this light.

The increased child allowances and study grants and the proposals for reduced taxes in 2000 have a favourable distribution profile. Altogether, especially households with a low economic standard benefit (diagram 1.6). The fifth of households with the lowest economic standard (decile 1 and 2) receive an increase in disposable income of over 2.6 per cent approximately while the fifth of the population with the highest standard (decile 9 and 10) have an increase of around 1.5 per cent. The proposal benefits women somewhat more than men.

Diagram 1.6 Change in disposable income, adjusted for no. of dependants as a result of increased child allowances and reduced taxes on 1 January 2000.

Decile

Diagram 1.7 Women and men. Change in disposable income

Decile

However, distribution policy is not only about redistributing income by taxes and transfers. Too many people are out of work. They are excluded from the social community which work creates and lack financial independence.

Now employment and growth are increasing. Household incomes and the quality of education, health care and social services are improving. However, it is still the case that almost every tenth person of working age receives their livelihood permanently through social transfers. A fair distribution can only be achieved when everyone works according to their ability. The long-term work of the Government to remove poverty gaps and reduce marginal effects is continuing. This is also important for a well functioning wage formation. Work and education shall pay better.

The reduced unemployment provides a more even distribution of work income and better resources to support the poorest off. Increased employment is crucial for counteracting increased income gaps.

The policy for justice is based on education, work and universal welfare. The conditions for people and life’s risks are unevenly distributed. The market is not capable of making these more equal. Universal welfare gives everyone equal access to public services regardless of wealth, place of residence, and social background. This evens out the actual conditions of life. If everyone has good opportunities for good education, this provides an even distribution of knowledge. Needs, not financial circumstances, determine health care and social services. This evens out the conditions of life between the healthy and the ill or disabled. Ultimately, this concerns how life’s basic values, length of life, health, knowledge, and thus opportunities for employment are distributed. Ultimately, it concerns both growth and social justice.

Summary of

expenditure areas

1-27

Area of expenditure

Area of expenditure

1	The Swedish political system
2	Economy and fiscal administration
3	Tax administration and collection
4	Justice
5	Foreign policy administration and international co-operation
6	Total defence
7	International development co-operation
8	Immigrants and refugees
9	Health care, medical care, social services
10	Financial security in the event of illness and disability
11	Financial security in old age
12	Financial security for families and children
13	Financial security in the event of unemployment
14	Labour market and working life
15	Study support
16	Education and university research
17	Culture, the media, religious organisations and leisure
18	Planning, housing supply and construction
19	Regional balance and development
20	General environment and conservation
21	Energy
22	Communications
23	Agriculture and forestry, fisheries, etc.
24	Business sector
25	General grant to municipalities
26	Interest on Central Government Debt. etc.
27	Contribution to the European Community

1 The Swedish political system

This expenditure area includes expenditure for the Head of State, the Riksdag (Parliament) and its agencies, the Government, certain central government agencies and for the mass media. SEK 4.2 billion has been budgeted for this expenditure for 1999, of which SEK 2.3 billion is for the Government, SEK 1.1 billion for the Riksdag and its agencies, and SEK 0.7 billion for the mass media.

No general goals have been set for this expenditure area since the activities included are so varied. An important objective for the Government Offices is to be an efficient and competent instrument for the Government to govern the country and carry out its policies. Sweden will hold the Presidency of the EU Council of Ministers during the first six months of 2001. Both the planning and implementation phase of the Presidency are to be given high priority in the Government Offices. Important objectives for media-related issues are for the state to support diversity and real opportunities for freedom of expression, to guarantee the independence of the media, and to ensure access to the mass media.

With the intention of strengthening the Government’s leadership and control of central government administration, enhancing the quality of preparation of Government business by the Government Offices, and preparing for and carrying out the Swedish presidency of the EU Council of Ministers in 2001, etc., it is proposed that the expenditure area be allocated an additional SEK 190 million in 2000 and SEK 190 million in 2001 in addition to the funds previously made available for this purpose. Other increases in the frame for the expenditure area for 1999-2001 mainly relate to a technical adjustment of the financing of group pensions in the state sector.

1 The Swedish political system

SEK 000s

A	Head of State	79,696
B	Riksdagen and its ombudsman	989,323
C	The Government etc.	2,648,366
D	Central government agencies	58,325
E	Media-related issues	684,873
	TOTAL	4,460,583

2 Economy and fiscal administration

This expenditure area comprises a number of central government agencies, including the National Audit Office, the National Financial Management Authority, the Agency for Administrative Development, Statistics Sweden, the National Institute for Economic Research, the National Debt Office, the Legal, Financial and Administrative Services Agency, the National Quality and Competence Council, the National Fortifications Administration, Finansinspektionen (the Financial Supervisory Authority), the Deposit Guarantee Committee and the Premium Pensions Agency, among others. The costs for central government borrowing and loan management fall under this heading, and certain special financing and guarantee undertakings as well as the Parliamentary Auditors. SEK 1.7 billion has been budgeted for this expenditure area for 1999, of which SEK 889 million is for efficiency improvements and development of central government administration, SEK 751 for the financial system, SEK 49 million for special financing and guarantee undertakings, and SEK 19 million for the Parliamentary Auditors.

Important objectives for the expenditure area are that central government administration is to take place in an efficient way and in the public interest. Central government finances and state property are to be managed and dealt with in as cost effective a way as possible. Official statistics and other statistical information shall contribute to increasing knowledge of the conditions, developments and other relations in Sweden. Agencies shall be offered high quality support. The financial system shall be efficient and meet both the need for stability and consumers’ interest in good protection. Central government debt shall be managed so that the cost for the debt is minimised in the long-term at the same time as the risks in this management are taken into account. Administration and management of premium pensions shall be carried out cost effectively and for the benefit of the pension savers. The Government is carrying out extensive investigation work, inter alia on the direction of state financial management.

The change in the expenditure frame compared with the 1999 Fiscal Policy Bill is mainly explained by new price and wage calculations and technical adjustment of the management cost appropriations for correction of compensation for premiums for group insurance. The increase in the expenditure area from 2001 to 2002 is explained by additional resources being estimated to be made available to the appropriation A7 Population and housing census in 2002, in accordance with the 1999 Spring Fiscal Policy Bill.

2 Economy and fiscal administration

SEK 000s

A	Efficient government administration	815,281
B	Agencies and boards	655,886
C	Temporary measures	83,700
D	The Parliamentary auditors	23,478
	TOTAL	1,578,345

3 Tax administration and collection

This expenditure area includes the National Tax Board (RSV), the Tax Authorities (Tax Administration), and the Swedish Board of Customs. Approximately SEK 5.8 billion has been budgeted for this expenditure area in 1999, of which around SEK 4.7 billion is for the Tax Administration. A common goal for the agencies within this expenditure area is that the intended tax, customs and charge revenues are to be secured within the current framework of rules. The Swedish Board of Customs has furthermore the task of supervising transport into and out of the country in compliance with import and export regulations. The Tax Administration is also responsible for population registration and property taxation.

Priority tasks for the tax authorities are to continue making operations more efficient, among other ways, by improved IT support. This includes the work of completing the development of the tax account system. Other initiatives to facilitate payment of tax and prevent tax avoidance and unintentional errors are to be given a high priority.

The control, follow-up and evaluation of inspection activities are to be improved on the basis of the control policy laid down by the National Tax Board. The tax authorities shall work systematically to improve the conditions for working together with other countries to carry out tax inspections.

The expansion of the tax fraud units shall continue.

Narcotics control shall have top priority for the Swedish Board of Customs. Furthermore, activities directed against illegal import of spirits and tobacco will be given high priority. The Government also places great weight on the extensive work of development and efficiency improvements in customs operations, including new working methods, IT development, simplification of work and information. This requires investment in new technology and the development of skills. The various components support one another in the development of a modern, efficient and well-functioning customs operations.

In accordance with the 1999 Spring Fiscal Policy Bill, savings of SEK 10 million are to be made at the Swedish Board of Customs in 2000.

3 Tax administration and collection

SEK 000s

A	Tax administration	4,794,591
B	Customs Office	1,127,027
	TOTAL	5,921,618

4 Justice

This expenditure area includes the police, the prosecution and court authorities, the legal aid scheme, the national prison and probation administration, the enforcement service, the National Council for Crime Prevention, the Criminal Victim Compensation and Support Authority, the National Board of Forensic Medicine, and the Swedish Gene Technology Advisory Board. SEK 21.9 billion has been budgeted for this expenditure area for 1999, of which approximately SEK 11.8 billion is for the police, approximately SEK 3.1 billion for the court authorities and around SEK 3.6 billion for the national prison and probation administration.

The overall objective for the judicial system is the legal rights and legal security of the individual. The objective of penal policy is to reduce criminality and increase personal security. The work of reform of the system of justice is to be intensified. Important bases for this work are the citizen’s perspective and inter-agency collaboration. Key components in this development work are issues relating to control, the development of skills and provision of staff. Penal policy is to be developed. Work is to be based on knowledge and imbued with a holistic view and humanism. The following areas are to be given priority. Modernisation of the judicial system is to continue with a view to increasing and safeguarding legal rights and to make the work of the judicial system more rational and efficient. This will improve the conditions for preventing and combating criminality and increasing security. The investment in crime prevention work and activity in neighbourhood police areas will continue with undimimshed effort, in a spirit of solidarity, to improve the conditions for combating criminality that affects people in their everyday lives and affects their well-being and life quality. Support to victims of crime is to be reinforced. The ability of the penal system to deal with victims of crime in an adequate way is to be reinforced. In order to reduce reoffending, the resources of the prison and probation service are to be reinforced to develop prisoners’ personal responsibility and to improve the preparations for release from prison during the period of imprisonment.

The struggle against fraud and environmental crime are to continue and to be given improved conditions. Combating fraud and other cheating with EU funds is to be strengthened by the tasks of the EU Fraud Delegation being transferred to the Economic Crimes Bureau and a body should be established linked to the agency for issues relating to protection of community financial interests.

The initiatives for combating cross-border criminality are to be reinforced. The preparations for Sweden’s Presidency of the EU Council of Ministers in the first six months of 2001 provide opportunities for driving forward international co-operation.

As in previous years, a large part of the judicial system’s resources in the area of penal policy are used to prevent and combat the most serious criminality - crimes involving violence, in particular violence against women, crimes with racist, xenophobic, or homophobic components, economic crime and narcotics offences.

As provided for in the 1999 Spring Fiscal Policy Bill, an increment of SEK 150 million will be made available to the expenditure area in three years from 2000.

The Government intends to present proposals in the Spring Fiscal Policy Bill in 2000 on the additional incremental resources that are required for agencies to be able to fulfil the Government’s intentions with regard to development of the judicial system.

4 Justice

SEK 000s

A	Police	12,047,628
B	Prosecution authority	945,930
C	Court system, etc.	3,358,956
D	Penal care	3,820,254
E	Enforcement service	1,341,739
F	Other activities of the legal system	1,152,596
	TOTAL	22,667,103

5 Foreign policy administration and international co-operation

This expenditure area comprises primarily the administrative expenses of the Ministry for Foreign Affairs, and the 106 missions abroad, contributions to certain international organisations, information about Sweden abroad, disarmament and security policy issues, and other foreign policy issues including strategic export control and information about Europe. SEK 2.9 billion has been budgeted for this expenditure area for 1999, of which approximately SEK 1.7 billion is for foreign policy administration, SEK 1 billion for contributions to international organisations and SEK 0.2 billion for other activities.

The objective of this expenditure area is to safeguard Sweden’s interests in its relations with other countries. Continued priority will be given to expanding regional co-operation around the Baltic Sea, EU co-operation, and the United Nations in 2000.

The frame for the expenditure area has been adjusted for premiums for state group insurance and to take into account compensation for certain exchange rate changes. The frame for the expenditure area has therefore been increased by SEK 155 million compared with the assessment in the Spring Fiscal Policy Bill.

5 Foreign policy administration and international co-operation

SEK 000s

A	Foreign policy administration	1,899,889
B	International organisations	907,597
C	Information on Sweden abroad	70,816
D	Disarmament and security policy issues	58,788
E	Other foreign policy issues	46,303
	TOTAL	2,983,393

6 Total defence

This expenditure area includes military and civil defence, coastguard operations, committees and total defence activities (previously called support activities for military and civil defence). It also includes international peacekeeping activity with Swedish forces abroad, activities carried out by the Coastguard Authority and by the National Rescue Services Board for peacetime emergency services, certain committees and the National Inspectorate of Explosives and Inflammables. SEK 44.1 billion has been budgeted for this expenditure area for 1999, of which SEK 39.8 billion is for military defence, SEK 2.4 billion for civil defence, and SEK 1.9 billion for other activities.

The present defence programme period covers the years 1997 to 2001. A security policy checkpoint was carried out in spring 1999 (Government Bill 1998:99/74), bet. 1998/99:FOU5, rskr. 1998/99:224, bet. 1998/99:UFOU1, rskr 1998/99:222). The Riksdag approved the Government’s proposals that entailed a changed direction for total defence. The financial framework for each year in the next defence programme period from 2002 to 2004 shall be SEK 4 billion less than the frame for 2001. In addition to this, provision is made for an adjustment grant of SEK 3 billion in 2002 and SEK 1 billion in 2003. Moreover, provision is made for the special upward adjustment of the appropriation for acquisition of materiel, the so-called technical factor, from 2000.

Against the background of the security policy checkpoint, a process of change has been initiated to adapt operations to the reduced financial frame. The Government intends to present a bill to the Riksdag in autumn 1999 which is to contain proposals for a restructuring of total defence.

On 14 June 1999, the Riksdag approved the Government’s proposal to provide an armed force as a Swedish contribution to an international peace force in Kosovo. As a part of the total financing, SEK 400 million will be made available to the expenditure area in 2000. From 2000, a new appropriation will be included in expenditure area C6, The National Inspectorate of Explosives and Inflammables. The frame for the expenditure area has been adjusted for the premiums for the state group insurance. The frame for the expenditure area has therefore been increased by SEK 1 792 million compared with the assessment in the Spring Fiscal Policy Bill.

6 Total defence

SEK 000s

A	Military defence	42,784,819
B	Total defence functions	1,868,358
C	Coast guard, etc,	1,040,285
D	Totalforsvarsgemensam verksamhet	955,152
	TOTAL	46,684,614

7 International development co-operation

This expenditure area includes international development assistance and co-operation with developing countries and Central and Eastern Europe. SEK 11.9 billion has been budgeted for this expenditure area for 1999, of which SEK 11.1 billion is for development assistance and SEK 0.8 billion for co-operation with countries in Central and Eastern Europe.

The objective for Sweden’s international development assistance is to increase the living standards of poor peoples. The Riksdag has established six objectives for development assistance: the promotion of economic growth, economic and political independence, economic and social equality, the development of democracy, sustainable use of natural resources and conservation of the environment, and equality of opportunity between women and men.

A broad parliamentary review and continued modernisation of development co-operation are planned.

The objectives for co-operation with Central and Eastern Europe are to promote a security community, deepen the culture of democracy, a socially sustainable economic transformation and to support an environmentally sustainable development. In addition, the Government has decided that all co-operation is to be imbued with an equality perspective.

As announced in the 1999 Fiscal Policy Bill, the development assistance frame will be increased 0.72 per cent of GNI in 2000. This will be increased to the equivalent of 0.73 per cent of GNI in 2001 and to 0.74 per cent of GNI in 2002.

Due to the changed means of computation in the national accounts, the revised growth forecast and a technical adjustment, the development assistance frame will increased by SEK 914 million compared with the 1999 Spring Fiscal Policy Bill. Settlements from the development assistance frame are changed by SEK 135 million compared with the 1999 Spring Fiscal Policy Bill. This means an increase in the development assistance frame of SEK 779 million since the 1999 Spring Fiscal Policy Bill.

7 International development co-operation

SEK 000s

A	International development co-operation	12,486,909
B	Co-operation with Central and Eastern Europe	750,000
	TOTAL	13,236,909

8  Immigrants and refugees

This expenditure area includes immigration and integration policy. As from 2000, it also includes initiatives for national minorities. SEK 4.3 billion has been budgeted for this expenditure area in 1999, of which SEK 1.8 billion is for immigration policy and SEK 2.5 billion for integration policy.

The objective of immigration policy is to strive for migration to and from our country to take place in an orderly fashion, to safeguard the right of asylum, and to maintain controlled immigration. This is to take place in a way that is imbued with legal predictability, humanity and respect for the individual’s human rights.

The objective of integration policy is equal rights and opportunities for all regardless of ethnic and cultural background, a civic sense of community based on the diversity of society, and a development of society characterised by mutual respect and tolerance, and which everyone, regardless of background, shall be able to participate in and be commonly responsible for. Further objectives are to break down the social and ethnic segregation in the big city regions and to strive for equal living conditions for the citizens of these areas. According to Government Bill (1998/99:143), minority policy shall aim at providing protection and support for national minorities.

In the area, priority is given to increasing the decision-making capacity in asylum cases and initiatives to break down segregation.

As stated in the 1999 Budget Bill, asylum seekers from the Federal Republic of Yugoslavia and Iraq are still the largest groups. The crisis in Kosovo worsened in spring 1999. The actions of war that then broke out led to one of the largest refugee disasters in modern time. On 15 April 1999, the Government issued the Ordinance (1999:209) on Time-Limited Residence Permits for Certain Categories of Aliens. It came into force on 29 April 1999. Pursuant to this bill, Sweden received 3 865 persons from the vicinity of the province of Kosovo, within the humanitarian evacuation carried out in the auspices of UNHCR In relation to the previous assumptions in the 1999 Budget Bill a large number of asylum seekers from the Federal Republic of Yugoslavia have remained in Sweden when they were granted time-limited residence permits by virtue of the aforesaid ordinance. The number registered in the Swedish Immigration Board’s reception system will therefore be higher than previously calculated for 1999. The reason is primarily the long periods of stay in the reception system for asylum seekers from the Federal Republic of Yugoslavia.

The major items of expenditure in the expenditure area are for reception of asylum seekers and central government grants to municipalities for refugees and certain relatives. During the years 2000 to 2002, these are expected to increase more than assumed in the calculations for the Budget Bill in 1999. This means also that an increase in appropriations for public counsels and outbound journeys for those expelled and refused entry.

In order to enhance the efficiency of processing the increased quantity of cases, it is proposed that an additional SEK 30 million be made available to the Swedish Immigration Board and the Alien Appeals Board. It is proposed that Appropriation A3 Immigration policy measures be increased by SEK 15 million for initiatives for those returning.

8  Immigrants and refugees

SEK 000s

A	Immigration policy	2,164,563
B	Integration policy	2,727,999
C	Minority policy	8,000
	TOTAL	4,900,562

9  Health care, medical care, social services

This expenditure area includes expenditure on medical care and social services as well as assistance to sector research. The county councils and municipalities are responsible for the largest share of total public expenditure on health and medical care and social services. Central government expenditure in this area only accounts for a minor share of total public expenditure on health and medical care and social services. The largest items of expenditure within the expenditure area are the grants for the medicine benefit, the costs of state assistance compensation and dental care assistance. Furthermore, it includes expenditure for most of the agencies under the Ministry of Health and Social Affairs, grants to organisations and various kinds of incentives and development grants in the social sphere. SEK 24.1 billion has been budgeted for this expenditure area for 1999, of which around SEK 17 billion is for health and medical care, SEK 6.6 billion for social services, SEK 0.4 billion for the National Board of Health and Welfare, and SEK 0.1 billion for support to research.

The objectives for the expenditure area are to secure good health and good conditions of life, to ensure high quality health and medical care with efficient use of resources, meeting the needs of the individual for care, social services, support and service.

The Government proposes that SEK 10.3 billion be moved in 2000 from expenditure area 9 Health care, medical care and social services to expenditure area 4 Justice. SEK 7.8 million of these funds shall be used to reinforce the work of the National Board of Forensic Medicine. Furthermore, in accordance with the proposals in the Alcohol Bill (Government Bill 1998/99:134), SEK 2.5 million of these funds shall be used to increase police activities against illegal alcohol. The funds are to be financed by cuts in the appropriations for National Medical Disciplinary Board, Alcohol and narcotic policy measures, and the National Institute of Public Health. Furthermore, the appropriation of the National Alcohol Board will be reduced to SEK 7 million in accordance with the proposals in the Alcohol Bill.

As a result of the so-called defence agreement, a total of SEK 8 billion will be made available to health care and social services from 2002 to 2004. However, the Government makes the assessment that additional resources are needed for health care and social services. Against this background, the Government intends to propose that additional funds - SEK 1 billion - shall be made available to health care and social services before 2001.

The Government intends later to present proposals in a special bill that entail that persons granted assistance grants prior to the age of 65 will be able to keep this payment after reaching the age of 65. The intention is to be able to present a bill in autumn 2000 so that the law can be changed from 2000/2001. Before a bill can be presented, however, the proposal must be examined in a working group or commission. Furthermore, negotiations must take place and agreement reached with the Swedish Association of Local Authorities. This can affect the time plan. SEK 150 million has been set aside preliminarily for this purpose in 2001 and SEK 200 million in 2002.

The expenditure area increases by SEK 12 million in relation to the 1999 Spring Fiscal Policy Bill.

9  Health care, medical care, social services

SEK 000s

A	Health care and medical care	18,107,642
B	Social services	7,127,20
C	Support to research	127,390
	TOTAL	25,362,652

10  Financial security in the even of illness and disability

This expenditure area includes two areas of activity, financial security in illness and disability and the costs of the social insurance administration, i.e. the National Social Insurance Board and the social insurance offices. The social insurance benefits provided in illness are daily allowances, such as sick pay, rehabilitation allowance, close relative allowance and certain occupational injury payments. This expenditure area also includes national basic pension and pensions supplement in the form of incapacity pension and disability allowance. As of 1999, the expenditure area includes expenditure for national supplementary pensions in the form of incapacity pension, occupational injury payments, costs for employment of certain persons with incapacity pensions, and compensation for physical injuries. The latter also includes the state personal injury cover for cases where injuries occur in the course of military activities.

SEK 80.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 5.4 billion is for social insurance administration. The difference between the outcome in 1998 and the appropriation for 1999 is explained by a number of changes. Due to the old age pension reform, the frame for the expenditure area was increased for 1999 and the following years. In addition, expenditure for national supplementary pension (ATP) in the form of incapacity pension and expenditure for occupational injury insurance is reported outside the budget for 1998. The appropriation A6 Compensation for physical injuries is reported in 1998 under Expenditure area 6 Total defence.

The objective for the expenditure area is to provide financial security for the sick and disabled.

The marked discrepancy between the funds appropriated for 1999 and the present forecast is primarily explained by the outcome for the appropriation Al Sickness benefit and rehabilitation, etc. In 1999, expenditure for sickness benefit increased very greatly due to an increase in illness-related absence from work and the expenditure forecast has been successively revised. There are a number of factors that can be assumed to affect illness-related absence and thereby costs. In 1998 a number of reforms were carried out, which meant that the compensation level was raised from 75 to 80 per cent, the sick pay period was reduced from 28 to 14 days and the restrictive rules for supplementary payments from collective agreements were abolished. The costs of health insurance have increased as the labour force has increased and also varies with the level of economic activity and unemployment. The number of newly granted incapacity pensions has also fallen slightly.

A commission is being appointed to deepen the analysis of why illness-related absence and the costs of sickness benefit have changed over time. In addition, the investigator shall clarify the links between the health insurance and incapacity pension scheme, and shed light on the effects on incapacity pensions in future of increasing absence due to illness. At the latest by May 2000, the investigator shall make proposals for concrete steps to reduce illness-related absence and to reduce expenditure in the health insurance system.

At present, a proposal is being prepared in the Government Offices on new computation rules, the Basis for computation of daily payments - sickness pay, parental benefit, etc. (Ds 1999:19). Referral comments will be taken into consideration in this context.

The expenditure frame for 2000 has been raised by SEK 5.6 billion in relation to the 1999 Spring Fiscal Policy Bill. Approximately SEK 1.5 billion of this amount is explained by the technical adjustment due to changed old age pensions. The remaining part is mainly explained by the greatly increased expenditure for sickness benefit during the year.

10  Financial security in the even of illness and disability

SEK 000s

A	Financial security in the event of illness and disability	86,988,376
B	Social insurance administration	5,482,093
	TOTAL	92,470,469

11  Financial security in old age

This expenditure area includes the national basic pension for old age pensioners without national supplementary pension and pension supplement in the form of an old age pension. Furthermore, national supplementary pension and basic pension are included in the form of survivor’s pensions to adults, housing supplement for pensioners and partial pensions. SEK 34.3 billion has been budgeted for this expenditure area for 1999, of which around SEK 11.5 billion is for old age pensions, around SEK 12.7 billion for survivor’s pensions, and around SEK 9.8 billion for housing supplement to pensioners.

The objective of the expenditure area is to provide financial security to the elderly and survivors. The Government considers it to be of great importance to give the elderly financial security which provides reasonable, basic consumption requirements and access to housing of a satisfactory standard.

In connection with the transition to the new pension system, several committees of inquiry have been appointed and carried out work relating to the expenditure area, among others, the Survivor’s Pension Commission, the Commission of Inquiry into the System of Income Assessment for Housing Supplements for Pensioners, and the Committee of Inquiry into the Transitional Guarantee Pension. These reports will provide a basis in 2000 and the following years for a number of changes that adapt the appropriations in the expenditure area to other parts of the reformed old age pension system. In conjunction with the decision to introduce the new old age pension system, it was also decided that some partial pensions would be wound up. As old age pensions are paid according to the new rules from 2001, no new partial pensions are to be granted.

In order to compensate financially vulnerable groups for the increase in the high cost protection in the medicine benefit introduced in 1999 (Government Bill 1998/99:106), it was decided at the same time that pension supplement would be increased by SEK 509 per year for a pensioner will a full pension supplement.

Compared with the level of appropriations in 1999, expenditure for 2000 and the following years is expected to fall slightly due to an increase in the number of pensioners with national supplementary pension and as fewer pensioners will then be entitled to pension supplement. For the same reason, the expenditure for housing supplement to pensioners will decrease.

In relation to what was stated for 2000 in the 1999 spring fiscal policy bill, the expenditure area has increased by SEK 173 million, however, which is due to the aforesaid increase in pension supplement and a higher base amount assumption.

11  Financial security in old age

SEK 000s

A	Financial security in old age	33,618,800
	of which old age pensions, appropriation frame	10,826,000
	of which survivor’s pensions for adults, appropriation frame	12,988,000
	of which housing supplement for pensions, appropriation frame	9,682,000
	of which partial pension, appropriation frame	122,800
	TOTAL	33,618,800

12  Financial security for families and children

This expenditure area includes financial support for families and children, study assistance to upper secondary school pupils which is included in expenditure area 15 and housing allowances which are included in expenditure area 18. These benefits consist of child allowance, including the supplement for large families and extended child allowance, parental insurance, including pregnancy cash benefit, maintenance support, allowances toward the cost of international adoptions, child pensions in the form of national basic pension and national supplementary pension, and care grants to children with functional disabilities. SEK 39.9 billion has been budgeted for 1999, of which around SEK 16.7 billion is for child allowances, SEK 14.8 billion for parental insurance, and SEK 2.5 billion for maintenance support, SEK 20 million for allowances towards the cost of international adoptions, SEK 1 billion for child pensions, SEK 1.8 billion for care grants for children with functional disabilities and SEK 3.1 billion for pension rights to years spent looking children.

The objective is to make more equal the living conditions between families with and without children, to support parents’ ability to combine paid employment with parenthood, and to provide special financial support to families with children in vulnerable situations.

The Government intends to appoint a special investigator to investigate the development of expenditure in maintenance support. The purpose of the inquiry is to examine whether it is possible to change the provision of grants in such a direction as to reduce marginal effects and reduce the number of poverty traps while retaining a well-targeted distribution policy.

The Government intends to propose changed rules for supplementary grants for children living alternatively with separated parents. This proposal is expected to reduce expenditure on maintenance support by SEK 50 million per year. It is expected to be able to apply the proposal to maintenance support relating to the period after 30 September 2000. Saving on the appropriation in 2000 will thereby be SEK 12.5 million.

At present, a proposal is being prepared in the Government Offices on new computation rules, the Basis for computation of daily payments - sickness pay, parental benefit, etc. (Ds 1999:19). Referral comments will be taken into consideration in this context.

The Government proposes changes in parental insurance that entail that the level of benefit for parental allowance will be paid at an amount corresponding to the parents’ sickness benefit for the 180 parental benefit days for birth of more than one child after the second child. This proposal is estimated to entail increased expenditure of a half million kroner in 2000.

The Government proposes that child allowance be increased by SEK 100 per child and month from 1 January 2000. The Government intends to increase child allowance in 2001 by a further SEK 100 per month. The supplementary grant for families with three or more children is to be correspondingly adjusted upwards. This proposal is expected to entail increased expenditure of SEK 2 175 million in 2000.

This represents an increase by SEK 1 288 million in relation to the statements made in the Spring Fiscal Policy Bill. The reason inter alia is a revised forecast for parental insurance.

12  Financial security for families and children

SEK 000s

A	Financial security for families and children	44,755,500
	of which general child pensions, appropriation frame	18,832,000
	of which parental insurance, appropriation frame	16,929,000
	of which maintenance assistance, appropriation frame	2,737,500
	of which grant for costs for international adoptions, appropriation frame	24,000
	of which child pensions, appropriation frame	985,000
	of which care grant for disabled children, appropriation frame	2,008,000
	of which pension entitlement for parental leave period; national old age pension, appropriation frame	3,240,000
	TOTAL	44,755,500

13  Financial security in the event of unemployment

This expenditure area includes expenditure for unemployment insurance and wage guarantee payments. The appropriation expenditure for unemployment benefit also includes temporary retirement compensation and the generation switch. Until 30 September 1999, expenditure for the so-called more active use of the unemployment benefit was charged to the appropriation. SEK 33.9 billion has been budgeted for this expenditure area for 1999, of which around SEK 32.8 billion is for unemployment benefit, and over SEK 1.1 billion for wage guarantee compensation.

The objective of the expenditure area is to facilitate and stimulate adjustment and thereby increase flexibility in the labour market.

Prioritised issues in 2000 remain activity and adaptation during unemployment. A working group has been appointed to review certain issues in unemployment insurance at the Ministry of Industry. Its report shall be submitted at the latest by 28 September 1999. The working group has been instructed to produce proposals that ensure equal treatment of the unemployed in similar situations. The working group is to review the rules on the obligation to accept suitable work offered and to make proposals of what this means in the light of the basic requirement of the insurance of being available for work. The working group will further analyse functioning of the control function in unemployment insurance and make proposals for necessary improvements. The remit also includes reviewing supervision of unemployment insurance. In 2000, the Government intends to make proposals to the Government on changes.

The level of expenditure is primarily affected by open unemployment with regard to expenditure for unemployment insurance and the number of bankruptcies with regard to the expenditure for wage guarantee compensation payments. Reduced unemployment has led to expenditure in the expenditure area falling during the past year. Forecasts for open unemployment have successively been revised downwards. However, expenditure is not expected to reduce proportionally to unemployment. One reason is that the national old age pension contribution which is charged to appropriation Al Grants to unemployment insurance benefit has been increased by SEK 0.7 billion. Another reason may be that those ceasing to be unemployed are to a great extent unemployed persons with a low or no benefit. In addition, new and improved means of calculation have been applied. The estimated expenditure for the expenditure area has been revised downwards by SEK 81 million in relation to the estimate in the 1999 Spring Fiscal Policy Bill. The estimated expenditure for the expenditure area has been revised downwards by SEK 1 344 million for 2000, SEK 1 810 million in 2001 and SEK 1 296 million in 2002.

Expenditure for wage guarantee compensation payments are made from the appropriation Grants to wage guarantee payments.

13  Financial security in the event of unemployment

SEK 000s

A	Unemployment compensation	30,573,000
	of which unemployment benefits, appropriation frame	29,696,000
	of which grants for wage guarantee payment’s, appropriation frame	877,000
	TOTAL	30,573,000

14  Labour market and working life

This expenditure area includes labour market programme measures, the Labour Market Administration, the National Board of Occupational Safety and Health and other agencies, and research and development in the field of the labour market and working life. The area also includes certain expenses for Samhall AB’s operations, matters relating to equality of opportunity, and to the state in its role as employer. SEK 48 billion has been budgeted for this expenditure area for 1999, of which around SEK 34.4 billion is for labour market, SEK 5.4 billion for working life issues, SEK 0.03 billion for equality issues, and SEK 8.1 billion for state employer issues.

The objectives of labour market policy is to increase flexibility in the labour market, break the imbalances that exist in various labour market segments, assist persons with special needs and to prevent permanent exclusion from working life. The objective of labour market policy is to a good and developing work environment, equality of opportunity between women and men and that working life is characterised by integration and diversity.

Within the expenditure area, priority in 2000 is given to measures to improve the mode of functioning of the labour market, and in this way to contribute to increased employment, and measures to improve the efficiency and targeting of forms of support directly at women and men with a work handicap. The Government is presenting a new structure as part of the work of simplifying the regulatory framework on the labour market. The Government intends to introduce a detailed proposal to the Riksdag in spring 2000.

With the objective of counteracting bottlenecks in the labour market and reinforcing the work of the employment offices with corporate contacts, SEK 850 million has been made available to the National Labour Market Board (AMS) for temporary personnel reinforcements at the employment offices and labour market institutes during 1999. At the same rate as the situation on the labour market improves, these funds should be reduced. The Government proposes that SEK 700 million be made available to AMS in 2000.

In relation to the statements made in the Spring Fiscal Policy Bill, the frame for the expenditure area has been adjusted upwards in 2000 by SEK 657 million, which is mainly explained by changed calculation of national old age pensions, and an increase in the appropriation A4 The European Social Fund, etc.

14  Labour market and working life

SEK 000s

A	Labour market	32,906,873
B	Working life	5,434,955
C	Equal opportunities	30,414
D	The state in its capacity of employer	7,757,800
	TOTAL	46,130,042

15  Study support

This expenditure area consists of study assistance to upper secondary pupils in the form of study grants, boarding allowances, etc., study aid and various forms of adult study support. SEK 22.4 billion has been budgeted for this expenditure area for 1999, of which SEK 10 billion is for study aid, SEK 7 billion for special development grants and SEK 2 billion for special adult study support.

Study support is an important part of educational policy and is to contribute to meeting the overall goals for the area. Study support should aid recruitment and thus contribute to a high participation in education. It shall moreover have an equalising effect between individuals and groups in the population and thus promote increased social justice.

Priority is given in the 2000-2002 budget period to an increase in study aid by SEK 100 per month from the year 2000 and a further SEK 100 from 2001.

In relation to the frame previously decided for 2000, a reduction of SEK 1 155 million is proposed, due to an unchanged deduction principle for taxes on study support.  The  expenditure  frame is also affected by  expenditure  for national old age pension  contributions  increasing  by SEK 294 million,  and an anticipated slight reduction in the demand for adult study support.

Later in the autumn, the Government will propose a reformed integrated study support system which is intended to come into effect in 2001.

The budget proposal for 2000 is further based on the ongoing investment in adult education and the expansion of higher education presented by the Government in the Spring Fiscal Policy Bill (see expenditure area 16). This means that the volume of study aid will successively increase.

15  Study support

SEK 000s

A	Study support	20,981,447
	TOTAL	20,981,447

16  Education and university research

This expenditure area includes education and child-care, adult education, qualified vocational training, higher education and research, and central government agencies in the sphere of responsibility of the Ministry of Education. SEK 29.1 billion has been budgeted for this expenditure area for 1999, of which around SEK 6.8 billion is for child care, schools and adult education, SEK 19.5 billion for universities and higher education, etc. and SEK 2.2 billion for national and international research resources.

When calculating the frame for the expenditure area, financial resources have been set aside for the phased introduction of a universal pre-school and a maximum charge in pre-school and school childcare from 2001.

The number of places in the special adult education initiative is to remain at the same level as in 1999 up to and including the first half of 2002. This means that the previous planned expansion will not take place. During the latter half of 2002, the special adult education initiative will continue at a lower level. During 2000, the Government intends to present a proposal to the Riksdag for the period after 2002, after having obtained the opinion of the parliamentary committee on the special adult education initiative.

The fact that the previously planned expansion of the special adult education initiative will not take place will enable savings of SEK 1.1 billion to be made in the Ministry of Education’s area from 2000, partly in expenditure area 15 Study support and in expenditure area 16 Education and university research.

The Government announced in the 1999 Spring Fiscal Policy Bill that the expansion of undergraduate education at universities and other tertiary institutions would continue after 2000. Funds are estimated for 10 000 new higher education places from 1 July 2001 and a further 10 000 places from 1 July 2002. In this bill, the Government is making proposals on the distribution of new places within the financial frame stated in the Spring Fiscal Policy Bill. The man part of these places will be on science and technical courses. It is further proposed that some of these places will be allocated to medical and care courses and humanities and social sciences courses. Special attention should be given to educational requirements in the field of IT and multidisciplnary courses in the areas mentioned.

The investment in research and postgraduate education will continue to contribute to a high level of knowledge and skills in Sweden. In the 1999 Spring Fiscal Policy further resources were announced for appropriations for basic research and postgraduate education totalling SEK 779 million for the period 2000 to 2002. The Government is making proposals in this bill for distribution of a smaller part of these funds primarily to the new universities in Karlstad, Vaxjo and Orebro. The allocation of the remaining part of these additional funds will be announced in the research policy bill that the Government intends to submit to the Riksdag in 2000.

The frame for the expenditure area for 2000 has been increased due to technical adjustments relating to a changed financing principle for the national group insurance (SEK 1 590 million) and due to the special initiative for schools in big city areas (SEK 45 million).

16  Education and university research

SEK 000s

A	Child care, schools and adult education	7,003,202
B	Universities	22,711,752
C	Higher education agencies	487,196
D	National and international research resources	2,310,004
E	General sector purposes	60,434
	TOTAL	32,572,588

17  Culture, the media, religious organisations and leisure

This expenditure area includes general cultural activities, support to general education, youth issues and matters relating to popular movements and sport. SEK 7.5 billion has been budgeted for this  expenditure  area for 1999, of which around SEK 4.3 billion is for culture.

The most important objectives in the area of culture are safeguarding freedom of expression, participation in cultural life, promoting cultural diversity and artistic renewal, the safeguarding and use of the cultural heritage, promoting educational efforts, promoting the conditions of life and participation of young people, and encouraging participation in various kinds of popular movements and associations.

Within the expenditure area, priority will be given in 2000 among other things to initiatives to continued efforts to strengthen literature and reading, measures to improve conditions for artists, and for the democratic function of the cultural heritage and the cultural heritage of Swedish industry. Valuable Swedish film production shall be maintained and developed and a broad distribution and showing of Swedish films shall be promoted. Continued priority will be given to work in architecture, and design. Culture as a development factor and film and media issues will be given prominence. The goal and approach of a national youth policy and a national sports policy have been presented and will be given priority in continued work.

SEK 10 million will be made available as a one-time payment in 2000 for general public education.

17  Culture, the media, religious organisations and leisure

SEK 000s

A	General cultural activities	299,762
B	Theatre, dance and music	1,416,545
C	Libraries, literature and cultural magazines	234,108
D	Art and other forms of art handicrafts	92,677
E	Remuneration and grants to artists	262,220
F	Archives and records	308,764
G	Cultural environments	416,435
H	Museums and exhibitions	1,007,609
I	Film and media	239,128
J	Research	36,813
K	Religious organisations	53,250
L	Popular organisations	2,570,556
M	Youth issues	110,488
N	Popular movements and sport	522,131
	TOTAL	7,570,486

18 Community planning, housing supply and construction

This expenditure area includes the planning, construction and housing sector, geotechnological issues, county administrative boards, regional self-government bodies, land surveying activities, and support to ecological adjustment and development. SEK 20.5 billion has been budgeted for this expenditure area for 1999.

The objective for the expenditure area is to create the prerequisites for all to live in good housing and a stimulating and secure environment in an ecologically sustainable framework in equal and fitting living conditions. Furthermore, planning and construction shall be based on ecological sustainability. Support to municipalities for an investment programme shall contribute to the changeover to a sustainable society.

Work on supporting development towards ecological sustainability is to be given priority. Continued efforts are to be made for an environmentally and healthy construction and housing. Work on reducing housing costs and removing obstacles for an increased housing construction shall continue. The National Land Survey is continuing work with guaranteeing economic balance and a rational property parcelling.

Expenditure for interest subsidies will continue to fall if the present interest rate level persists. In the longer term, expenditure will, however, increase as new grants are provided.

Losses in the credit guarantee system for housing are assessed to have culminated and are expected to be lower than estimated in the 1999 Spring Fiscal Policy Bill provided that the forecast interest rate level continues. The assessment is based on a forecast model which has been worked out by the Housing Credit Committee during the year.

The introduction of the grant for housing investments that promote ecological sustainability will be postponed for a year to 2001. This postponement shall be viewed in combination with the proposed extension of local investment programmes for ecological sustainability by a year.

The state interest assistance for repair and maintenance (RBF assistance) will not be paid until 2000.

Additional municipalities have received local government grants in spring 1999 for the Government local investment programme initiative. The investments that are given support are regarded as entailing tangible effects on the environment and leading to new jobs, especially in the construction and plant sector. According to estimate from the municipalities, a gross total of around 11 500 new annual jobs will be created between 1998 and 2001 through the decisions made to date.

The time period for the local investment programmes has been extended by the funds for the period 1999-2001 being made available at a total of SEK 1.2 billion to 2002. In this way, around 40 municipalities are expected to obtain support for local investment programmes.

The construction and management of buildings is to be developed for increased resource efficiency and ecocycle solutions. Building research has therefore received incremental resources of SEK 50 million per year for a three-year period through a corresponding reduction of the appropriation for local investment programmes, SEK 13 billion is taken from building research up to and including 2000 as responsibility for activities at the Department of the Built Environment have been transferred to the University College at Gavle.

The Government proposes that more be given the possibility to obtain support for measures against damp and mould. This takes place by the removal of the loan excess.

The reduction of the frame for 2000 by around SEK 0.7 billion compared with the Spring Fiscal Policy Bill, is primarily explained by a reduction of the appropriation of the appropriation for the Housing Credit Committee’s guarantee activities.

18 Community planning, housing supply and construction

SEK 000s

A	Planning, construction and housing	11,560,983
B	Geotechnology	24,078
C	Country administrative boards, etc.	1,819,442
D	Land survey and real estate data	424,476
E	Support for ecological adjustment and development	1,763,089
	TOTAL	15,592,068

19 Regional balance and development

This expenditure area includes, among other things, various forms of regional policy enterprise assistance, and funds at the disposal of the county administrative boards, self-government bodies and the Swedish National Board for Industrial and Technical Development for regional project activities, as well as part of the Swedish co-financing of the EC structural programme. The expenditure area also includes payments from the EC regional fund and funds for the National Rural Development Agency (GBV) and the Swedish Institute for Regional Research (SIR). SEK 2 743 million has been budgeted for this expenditure area for 1999, of which SEK 950 million is for the appropriation for regional policy measures, and SEK 782 million for payments from the EC regional fund for the period 1995-1999.

The objective for regional policy is that it shall create the prerequisites for sustainable economic growth, social justice and freedom of choice so that equivalent living conditions are created throughout the country. The goal of the expenditure area is that activity is to facilitate the development of the business sector in areas given priority in regional policy in order to meet the goals of regional policy. The expenditure area is often called “small-scale” regional policy.

The “large-scale” regional policy includes measures of regional policy significance within other areas of policy. This policy is of fundamental importance for regional development.

In the expenditure area, priority is to be given to continuing the work of increasing co-ordination and the effectiveness of measures to increase better balance and growth in vulnerable regions and to reinforce regional policy initiatives within the “large scale” regional policy. Furthermore, priority is to be given to concluding the current structural fund period so that Sweden inter alia shall have the full benefit from the return flow of EU structural funds. Importance will also be placed on the establishment and start of the new structural fund programmes and in introducing an organisation that works efficiently from the beginning of the programme period, which covers the period from 2000 to 2006. The implementation of the growth agreements in regional industrial policy will mean that available growth-promoting resources inter alia in regional policy and in the EU structural fund programme will be co-ordinated to produce a greater effect on growth and employment. Furthermore, the parliamentary committee appointed by the Government will make proposals at the latest by 31 August 2000 on the future direction and form of Swedish regional policy.

In the 1999 Fiscal Policy Bill the Government made the assessment that the financial frame for 2000 should total SEK 2 675 million. According to the Government, the average frame shall now amount to SEK 3 310 million, mainly due to a proposal that a new appropriation be created reporting payments from the European regional development fund for the programme period 2000 to 2006.

19 Regional balance and development

SEK 000s

A	Regional balance and development	3,310,433
	TOTAL	3,310,433

20 General environment and nature conservation

This expenditure area includes matters relating to biological diversity and nature conservation, decontamination and restoration of polluted areas, air and water conservation, waste management, car exhaust issues, environmental protection, environmental and ecocycle research, chemical control, radiation protection, nuclear safety and safety issues related to nuclear power and international environmental co-operation. SEK 1.6 billion has been budgeted for this expenditure area for 1999, of which around SEK 1.4 billion is for conservation, and SEK 0.2 billion for radiation protection and nuclear safety.

The most important objectives in the expenditure area are to protect people’s health, to preserve biological diversity, promote long-term good management of natural resources, and to protect the natural and man-made landscape.

Future environmental work is based on the environmental code that came into force on 1 January 1999. Another important foundation is the new structure for environmental work with fifteen environmental quality goals that the Riksdag adopted in spring 1999 (Government Bill 1997/98:145, bet. 1998/99:MJU6, rskr. 1998/99:183). In order to achieve the environmental quality goals, the Riksdag intends later to submit proposals to the Riksdag on new subgoals and strategies for action and economic consequence analyses during autumn 2000.

Within the expenditure area, priority is given in 2000 to the safeguarding of biological diversity by a greatly increased protection for valuable natural areas, primarily forest areas, environmental research, decontamination and restoration of polluted areas, and work on environmental issues in the EU.

As stated in the 1999 Spring Fiscal Policy Bill, the Government proposes a further reinforcement of the protection of valuable natural areas. This includes protecting biological diversity by making funds available for further land purchases and maintaining a sufficient level of activity in liming acidified lakes and water courses. In relation to the proposals in the Spring Fiscal Policy Bill, it is proposed that an additional SEK 20 million be made available for liming, pending circulation for comment of the National Environmental Protection Agency’s national plan for liming of lakes and watercourses. Furthermore, it is proposed that resources be increased for decontamination and restoration of polluted land and water areas.

The Government also proposes in accordance with the statement made in the Spring Fiscal Policy Bill that incremental resources be made available for the expenditure area for environmental research, in particular environmental impact research and environmental toxicological research. This research inter alia makes available documentation for environmental quality norms which can be introduced pursuant to the Environmental Code. Furthermore, a new one-off appropriation is proposed in 2000 to facilitate the changeover in an ecologically sustainable direction.

20 General environment and nature conservation

SEK 000s

A	Environmental protection	1,460,953
B	Radiation protection, nuclear safety, etc	260,418
	TOTAL	1,721,371

21 Energy

This expenditure area includes measures to adapt and develop the energy system, and measures to promote the development of efficient energy markets. SEK 1.7 billion has been budgeted for this expenditure area for 1999, of which around SEK 0.1 billion is for the changeover and development of the energy system.

The most important objectives in the expenditure area are to safeguard short and long-term access to electricity and other energy on competitive terms in order to promote a good economic and social development in Sweden, to create conditions for an efficient use of energy and a cost-effective Swedish energy supply with low negative impact on health, the environment and the climate, and to facilitate adjustment to an ecologically sustainable society.

Within the expenditure area, priority will be given in 2000 to the continued investment in the energy policy programme adopted by the Riksdag (Government Bill 1996/97:84, bet. 1996/97:NU12, rskr. 1996/97:272). This investment amounts to a total of over SEK 9 billion and will continue until 2004. The major part of these measures includes measures aiming at greatly reducing the costs of new and more efficient technology by development and demonstration. The goal is to increase the production of electricity and heating from renewable sources of energy over the next ten to fifteen years and to develop commercially viable technology for more efficient energy. A first evaluation of the energy policy programme has taken place and the main conclusions will be presented in the annex to expenditure area 21.

According to the guidelines for energy policy, a reactor at the Barseback Plant was to be decommissioned before 1 July 1998. The Supreme Administrative Court decided on 14 May 1998 to stop the Government’s decision on decommissioning the first reactor pending a legal decision. On 16 June 1999, the Supreme Administrative Court announced that the decision would be upheld. The licence to operate the nuclear power reactor Barseback 1 will not terminate before the end of November 1999, however. The second reactor at Barseback shall be decommissioned before 1 July 2001. A condition for closure of the second reactor at Barseback is that the loss of electricity can be compensated for by the supply of new electricity production and reduced use of electricity, however. The energy policy programme therefore includes measures to stimulate use of renewable kinds of energy and a more efficient use of energy over a five-year period.

The supply licence system for electricity terminates on 1 November 1999. As a consequence of this, SEK 250 million has been set aside for 2000 to cover the costs of support to suppliers of small-scale electricity production during a transitional period. The Government intends to present a long-term solution for the small-scale suppliers during 2000.

In relation to the amount estimated for 2000 in the 1999 Spring Fiscal Policy Bill, the frame has thereby increased by SEK 250 million.

The appropriation amount has been redistributed over time. Altogether SEK 420 million has been withdrawn from the appropriation during 1999 and 2000 while the volume of the expenditure area has been increased in both 2001 and 2002 by SEK 210 million.

21 Energy

SEK 000s

A	Statliga myndigheter och verk	113,768
B	Adaptation and development of the energy system	1,331,758
	TOTAL	1,445,526

22 Communications

This expenditure area comprises highway and track maintenance, road and rail transport, shipping, aviation, postal communications, telecommunications and general information technology issues. Sector research and environmental issues are also included in the expenditure area. SEK 25.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 22.9 billion is for roads and railways.

The goal for transport policy is to ensure an economically efficient and long-term sustainable provision of transport for the public and the business sector throughout the country. The overall goal consists of the sub-goals: an accessible system of transport, a high transport quality, safe transport, a good environment and a positive regional development.

A further goal is that individuals and agencies in different parts of the country shall have access to efficient telecommunications, and that there shall be a good quality postal service throughout the country so that all can receive letters and parcels.

The Government notes that the traffic safety goal of at most 400 persons killed in traffic by the year 2000 will probably not be met. Within the expenditure area, priority will be given in 2000 to continued work to improve transport safety. Due to the difficulties in achieving the transport safety goal, around SEK 400 million per year will be made available each year from 1999 to 2003 to be redistributed from the National Road Administration and sector tasks to physical transport safety measures. In spring 1999 the Government presented an eleven-point programme for increased transport safety. Priority is also to be given to measures to maintain the standard of the highway network and to catch up with some areas of neglected maintenance. Measures that contribute to an ecologically sustainable transport system and a transport system adapted to the needs of the disabled will also be given priority.

The importance of the infrastructure for growth has been clearly underlined in the draft growth agreements submitted to the Government in the spring. According to the Government therefore, it is important to be able to carry out the adopted 10-year infrastructure plans, however with some time lag.

The Government considers that the state has a role in information technology with regard to accessibility, the regulatory framework, the prerequisites for good competition, and training and skills. The Government intends to take continuous initiatives in the area and it is planning to submit an IT bill at the beginning of 2000.

On 1 July 1999, Rikstrafiken started its activities. The new agency shall inter alia strive to develop and co-ordinate interregional public transport. Rikstrafiken shall also be responsible for public procurement of interregional public transport which is justified for reasons of transport policy and which is not run in the auspices of the principal transport providers, and where there is no basis for commercial operation.

22 Communikatios

SEK 000s

A	Infrastructure	23,171,160
B	Shipping and air transport	633,660
C	Post and telecommunications	558,690
D	Swedish State Railways, public transport and public service procurement	738,550
E	Communications research and meteorology	430,380
	TOTAL	25,532,440

23 Agriculture and forestry, fisheries, etc.

This expenditure area consists primarily of agriculture and market gardening, fisheries, reindeer husbandry, animal protection and animal health care, foodstuffs control, some education and research, and the forest industry. SEK 12 billion has been budgeted for this expenditure area in 1999, of which 60 per cent of the amount is financed by the EC budget. The main part of the EC support relates to mandatory measures such as area grants, livestock grants, intervention and export grants, which are wholly financed by the EC budget. In addition, there are partially financed assistance and grants which require national cofinancing. These include environmental payments, support to less-favoured areas, and structural assistance.

The expenditure area is dominated by the EC common agricultural policy the goals of which are formulated in the EC treaty.

The most important objectives in the expenditure area are to strive for a reformed common agricultural policy and fisheries policy, sustainable production of safe foodstuff of high quality for increased environmental compatibility, employment, regional balance and sustainable growth, a production of safe high-quality food, and to strengthen the consumer perspective, to maintain a good state of health among livestock, to safeguard the natural and cultural agricultural environment, and to keep the negative environmental impact of agriculture to a minimum.

Within the expenditure area priority will be given in 2000, among other things, to competitive foodstuff protection taking into account environmental and animal protection concerns, for the benefit of the consumers, a reform of the common agricultural policy with continued market adaptation and implementation of the new rural programme, preparation for reform of the common fisheries policy, and implementation of the new structural fund programme for fishing, and ensuring the safety of food and other measures to strengthen the consumer perspective in the food area. Furthermore, priority is given to an improved supervision of animals, and a good state of health among animals for the benefit of people, as well as research and development, inter alia within the area of plant genetic resources.

The expenditure area for 2000 will be reduced compared with the assessment made in the 1999 Spring Fiscal Policy Bill. This reduction is primarily caused by payment of area compensation from 2000 being deferred from November to the following January.

23 Agriculture and forestry, fisheries, etc.

SEK 000s

A	International co-operation	37,089
B	Agriculture and market gardening	7,119,310
C	Fisheries	196,404
D	Reindeer husbandry, etc.	100,238
E	Animal protection and health	282,390
F	Food policy	201,642
G	Education and research	1,395,565
H	Forest industry	393,689
	TOTAL	9,726,327

24 The business sector

This expenditure area consists of business sector policy, technological infrastructure, competition issues, technical research and development, foreign trade, export and investment promotion, consumer issues, and other commitments. SEK 2.9 billion has been budgeted for this expenditure area for 1999 of which around SEK 0.8 billion is for business sector policy, around SEK 0.2 billion for technological infrastructure, around SEK 0.1 billion for competition issues, around SEK 0.7 billion for research and development, around SEK 0.6 billion for space activities, SEK 0.4 billion for foreign trade, export and investment promotion, and SEK 0.1 billion for consumer issues.

Among the most important objectives are to improve the conditions for business and entrepreneurial activities, and to reinforce the driving forces for increased growth and employment, to contribute to increased knowledge and competence in the business sector to stimulate growth and renewal, to work for well-functioning markets with effective competition and that consumers should have a strong position in the market and by developing consumption and production patterns that contribute to long-term sustainable development.

Increased growth requires both that there are more enterprises in Sweden and that those that already exist can expand. Above all, small and medium-sized enterprises are of key importance for increased growth and employment. A tax system that promotes growth is also crucial to favour entrepreneurship and expansion

The work of simplifying regulations has been intensified during the year, inter alia by the establishment of the SimpLex group at the Government Offices. The burden on enterprises of providing information to agencies is to be reduced and agencies’ information and service are to be improved. A review of central government initiatives for more, expanding enterprises has been initiated, of which a more effective supply of capital to small and medium-sized enterprises is an important part. The Competition Authority and the Agency for Administrative Development have been given the remit of analysing how competition has developed during the 1990s in the private and the public sector to produce proposals which strengthen competition and the position of consumers. Priority is to be given in 2000 to initiatives for small and medium-sized enterprises. The need to remove obstacles and carry out simplifications for these enterprises is of key importance.

Resources have been set aside for securing and developing access to technology and the transmission of knowledge from inter alia institutions of higher education to small and medium-sized enterprises. Furthermore, the previously announced programme for the development of small enterprises (Government Bill 1995/96:222) is being continued by SEK 180 million being made available in a special appropriation in 2000.

Funds are set aside especially to promote trade by small and medium-sized enterprises. Furthermore, the Government intends to make special export initiatives in IT, technological development, export initiatives in IT, the development of technology and the environment, and to strengthen the position of Swedish businesses in the Baltic Sea region, and to improve the conditions for participation by Swedish enterprises in the development of the region’s business sector. The Government has also set aside funds to promote exports, especially environmental exports

24 The business sector

SEK 000s

A	The business sector	888,277
B	Technological infrastructure	156,719
C	Competition-related issues	69,596
D	Technical research and development	1,273,356
E	Foreign trade, export and investment promotion	402,807
F	Consumer issues	123,039
G	Other commitments	69,519
	TOTAL	2,983,313

25 General grants to local government

This expenditure area includes the major part of the central government grant to municipalities and county councils. SEK 103.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 78.7 billion is for the general central government grant, SEK 21.3 billion for central government equalisation grants, SEK 2.6 billion for a temporary contributions to the tax revenue of municipalities and county councils in 1997 and around SEK 1 billion for special initiatives in certain municipalities and county councils.

The objective of the expenditure area is to contribute to the greatest possible extent to creating good and uniform economic conditions for municipalities and county councils to achieve the national goals in different areas of activity. The increased central government grants aim at making it easier for municipalities and county councils to comply with the statutory requirement for financial balance in 2000 and at the same time provide scope for continued investment in the prioritised areas, education, health care and social services.

The Riksdag has decided on additional funds to municipalities and county councils in the years 1997 to 1999 totalling SEK 16 billion. The Government proposes that the central government grant should increase by a further SEK 4 billion in 2000. At the same time, the general central government grant is being reduced by SEK 4.8 billion due to the Government’s proposed tax reform. This means inter alia a reduction of the right to deduction for national pension contributions which increases the tax revenue of municipalities and county councils by an equivalent amount. The expenditure framework for 2000 is also affected by regulations following on from the Government’s proposal on changes in vehicle tax for buses/coaches and changes in the equalisation grant following on from the tax reform.

The Riksdag has decided that state tax of SEK 200 which is paid by all those liable to tax with earned income shall be local government income tax in 1999 and 2000.

The Government has announced an increase in grants to municipalities and county councils for 2001 by SEK 2.3 billion. The grant excludes the SEK 1.7 billion that has been transferred to expenditure area 16. The Government now proposes that additional funds be made available to the local government sector in 2001 by the state tax of SEK 200 being treated as local government income tax this year as well and has announced that an additional SEK 0.7 billion will be provided to the appropriation for special initiatives as a one-off payment.

As a result of the so-called defence agreement, a total of SEK 8 billion will be made available to health care and social services in the period 2002 to 2004. The Government makes the assessment, however, that there is a need of additional resources for health care and social services. In the light of this, the Government intends to propose that further funds - SEK 1 billion - be made available to health care and social services in 2001.

Decided and announced incremental resources mean in relation to the level in 1996 thus a total increase in central government grants to municipalities and county councils of SEK 25 billion in 2002, not taking into account the adjustment that takes place arising from the tax reform. This amount includes funds which have been provided to expenditure area 16 for the phased introduction of a free pre-school and a maximum childcare charge from 2001.

25 General grants to local government

SEK 000s

A	General grants to municipalities and county councils	97,666,700
	TOTAL	97,666,700

26 Interest on Central Government debt

This expenditure area includes interest on central government debt, unforeseen expenditure and the National Debt Office’s commission costs in connection with lending and debt management. The expenditure area central government debt etc. is not included in the expenditure ceiling as the Government and the Riksdag can only influence this expenditure in the short-term to a very limited extent. SEK 84.6 billion has been budgeted for this  expenditure area for 1999, of which SEK 84.5 billion is for interest on central government debt, SEK 0.1 billion for the National Debt Office’s  commission costs in connection with lending and debt management, and SEK 10 million for unforeseen expenditure.

The goal for central government debt management, is that the debt is to be managed in such a way that the cost of the debt will be kept to a minimum in the long-term at the same time as the risks associated with this management are taken into consideration. This management shall take place within the framework of monetary policy requirements.

The size of interest expenditure depends on a number of different factors. Of fundamental importance are the size of central government debt, current borrowing requirements, and the development of interest rates and exchange rates. These factors are decisive for interest expenditure viewed over a longer period of time.

26  Interest on Central Government debt

SEK 000s

A	Interest on Central Government debt	81,700,000
B	Unforeseen expenditure	10,000
C	The National Debt Office	100,000
	TOTAL	81,810,000

27 The contribution to the European Community

This expenditure area includes Sweden’s contribution to the EU budget. SEK 21.9 billion has been budgeted for this expenditure area in 1999. Expenditure for 2000 is estimated according to the Commission’s budget proposal. This contribution may be changed in the course of the year due to the discrepancy between forecast and actual amounts of customs and import dues collected, the outcome of the EU budget in previous years, EU supplementary budgets, the rate of exchange and other adjustments to the contribution.

Sweden’s goal is to work for an efficient and restrained budget policy in the EU, to contribute to the application of the principle of subsidiarity in the budget area, and to give priority to issues such as collection and control.

The annual EU budget is set within the framework of the budget plan for 2000-2006. the so-called financial perspective.

The contribution has been revised in relation to the calculation presented in the 1999 Spring Fiscal Policy Bill. In the bill it was not possible to base the estimates on the EU budget document for 2000, which is now available. This adjustment gives rise to a new calculation of the contribution. Moreover, EU supplementary budget 1 for 1999 has been taken into account, which is at present under consideration by the EU budget authorities. In addition, the customary adjustment has been made due to new assumptions on the development of the economy.

27 The contribution to the European Community

SEK 000s

A	EC budget contribution	23,083,000
	TOTAL	23,083,000

Government Revenue 2000

SEK BILLION

Tax on Income	425.9
Individuals	357.8
Local government tax	337.4
State tax	29.1
Tax on capital	8.9
Tax reductions etc	-17.6
Corporations	64.0
Tax on profits	53.1
Earning tax	10.7
Tax reductions etc	0.2
Other income taxes	4.1

Social insurance contribution	364.4
Employers’ contribution	284.6
Self-employed charges	7.2
National pension contribution	63.0
Special wages tax	16.7
Reductions	-7.1

Property tax	35.3
Other taxes on property	23.1
Wealth tax	6.0
Inheritance and gift tax	1.9
Stamp tax	4.3

Tax on goods and services	260.7
VAT	176.6
Tax on tobacco	7.0
Tax on alcohol	10.4
Tax on energy	51.9
Advertising tax	1.1
Road tax	6.4
Custom duties	3.2
Others	4.1

General government revenues	1.086.3
of which local government tax	337.4
of which fees to old age pension system	147.5
of which central government accrued tax revenue	601.4
Municipal equalisation charge, etc	15.7
Total tax revenue, cash basis	617.1
Other central government revenue	165.2
Central government budget revenue	782.3

2000 Government Budget summary

SEK BILLION

Area of expenditure

1	The Swedish political system	4.5
2	Economy and fiscal administration	1.6
3	Tax administration and collection	5.9
4	Justice	22.7
5	Foreign policy administration and international co-operation	3.0
6	Total defence	46.6
7	International development co-operation	13.2
8	Immigrants and refugees	4.9
9	Health care, medical care and social services	25.4
10	Financial security in the event of illness and disability	92.5
11	Financial security in old age	33.6
12	Financial security for families and children	44.8
13	Financial security in the event of unemployment	30.6
14	Labour market and working life	46.1
15	Study support	21.0
16	Education and university research	32.6
17	Culture, the media, religious organisations and leisure	7.6
18	Community planning, housing supply and construction	15.6
19	Regional balance and development	3.3
20	General environment and nature conservation	1.7
21	Energy	1.4
22	Communications	25.5
23	Agriculture and forestry, fisheries, etc.	9.7
24	The business sector	3.0
25	General grants to municipalities	97.7
26	Interest rate on Central Government Debt. etc.	81.8
27	Contribution to the European Community	23.1
	Take-up founds of expenditure	6.0
	Total areas of expenditure	705.3
	Total excluding interest on central government debt	623.5
	Old age pension system outside the state budget	140.0
	Expenditure subject on expenditure ceiling	763.5
	Budgeting margin	1.5
	Expenditure ceiling	765.0

General Government revenues and expenditures 2000

SEK 000s

	Central Government	Old age pension system	Local government	TOTAL konsoliderat*	Per cent of GDP*
Revenue	689.5	228.4	475.1	1.189.5	58.3
Taxes and charges	582.5	149.1	344.6	1.056.4	51.7
Central Government grants	45.0	49.6	86.5
Other revenue	62.0	29.6	44.0	133.1	6.6

Expenditure	705.4	185.0	460.1	1.147.6	56.2
Transfers r	287.2	139.0	47.4	461.1	22.7
Central Government grants	155.9	45.0	2.6
Consumption and investments	180.4	—	416.2	594.6	29.1
Interest expenditure	82.0	1.0	9.9	91.9	4.5

Financial Balance	-15.9	43.4	14.5	41.9	2.1

Consolidated gross debt				1.199.5	58.8

Central government budget revenue	782.3
Central government budget expenditure	699.8
of which expenditure in expenditure areas	705.3
of which net leaning by the National Dept Office, etc.	-5.5
Budget balance	82.5

Central Government Debt	1.287.0

* TOTAL consolidated: TOTAL minus transfers between different sectors.

Note: The table is arranged according to the presentation of general government finances in the National Accounts. This presentation differs in several ways from the one in the Government Budget Bill, with respect to both revenue and expenditure. Sweden’s objective of a surplus refers to general government financial balance, as it is presented in the National Accounts. The financial balance is also the measure used in the EU when assessing the public finances of a Member State.

The Swedish Budget Bill of 2000

This issue of the Swedish Budget presents a summary of the Government’s budget proposals for the fiscal year 2000.

The Budget Bill is a central political document, comprising Government guidelines for economic policy (the Budget Statement), all the Government’s revenue and expenditure proposals, and its assessment of the economic situation internationally and in Sweden.

This publication provides a translation of the main section of the Budget Statement and a summary of budget revenue and expenditure.